           As filed with the Securities and Exchange Commission on June 1, 1999.
                                                     Registration Nos. 333-79701
                                                                        811-5439


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------
                                    FORM N-4


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         Pre Effective Amendment No. 1


                                     AND/OR

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 66

                       ----------------------------------


                               VARIABLE ACCOUNT D
                                       OF
                        FORTIS BENEFITS INSURANCE COMPANY
                           (Exact Name of Registrant)
                        ---------------------------------


                        FORTIS BENEFITS INSURANCE COMPANY
                               (Name of Depositor)
                              500 Bielenberg Drive
                            Woodbury, Minnesota 55125
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
                                  651-738-4000
                        ---------------------------------


                            RHONDA J. SCHWARTZ, ESQ.
                              500 Bielenberg Drive
                            Woodbury, Minnesota 55125
                     (Name and Address of Agent for Service)

It is proposed that this filing will be come effective (check appropriate box):

____immediately upon filing pursuant to paragraph (b) of Rule 485.


____on_____________________ pursuant to paragraph (b) of Rule 485.


___60 days after filing pursuant to paragraph (a)(1) of Rule 485.



____on________________ pursuant to paragraph (a)(1) of Rule 485.


         If appropriate, check the following box:

____ This post-effective amendment designated a new effective date for a previously filed post-effective amendment.

                     --------------------------------------

                              VARIABLE ACCOUNT D OF
                        FORTIS BENEFITS INSURANCE COMPANY

                     CROSS REFERENCE SHEET SHOWING LOCATION
                         OF INFORMATION IN PROSPECTUS OR
                       STATEMENT OF ADDITIONAL INFORMATION

Form N-4                                       Prospectus Caption
--------                                       ------------------

1.  Cover Page                                 Cover Page

2.  Definitions                                Special Terms Used in This
                                               Prospectus

3.  Synopsis of Highlights                     Summary; Information Concerning
                                               Fees and Charges

4.  Condensed Financial                        Summary -- Financial information
    Information

5.  General Description of                     Summary--Separate Account
    Registrant, Depositor and                  Investment Options; Fortis
    Portfolio Companies                        Benefits and the Separate
                                               Account; Fixed Account

6.  Deductions                                 Summary--Charges and Deductions;
                                               Charges and Deductions

7.  General Description of Variable            Accumulation Period; General
    Annuity Contracts                          Provisions

8.  Annuity Period                             The Annuity Period

9.  Death Benefit                              Summary--Death Benefit;
                                               Accumulation Period -- Benefit
                                               Payable on Death of Annuitant or
                                               Contract Owner

10. Purchases and Contract Value               Accumulation Period -- Issuance
                                               of a Contract and Purchase
                                               Payments- Contract Value

11. Redemptions                                Summary--Total and Partial
                                               Surrenders; Accumulation Period--
                                               Total and Partial Surrenders

12. Taxes                                      Summary--Tax Implications;
                                               Federal Tax Matters

           FORM N-4                            PROSPECTUS OR
           --------                            STATEMENT OF ADDITIONAL
           (cont'd.)                            INFORMATION CAPTION
                                               -----------------------

13. Legal Proceedings


                                               None
14. Table of Contents of the                   Contents of the Statement of
    Statement of Additional Information        Additional Information

15. Cover Page                                 Cover Page

16. Table of Contents                          Table of Contents

17. General Information and History            Fortis Benefits

18. Services                                   Services

19.  Purchases of Securities Being             Reduction of Charges
     Offered

20. Underwriters                               Services

21. Calculation of Performance Data            Appendix A

22. Annuity Payments                           Calculation of Annuity Payments

23. Financial Statements                       Financial Statements

FORTIS
INCOME
PREFERRED
VARIABLE
ANNUITY
Individual Flexible
Premium Deferred
Variable Annuity Contract

PROSPECTUS DATED
September 1, 1999

FORTIS-R-

FORTIS BENEFITS INSURANCE COMPANY
MAILING ADDRESS:            STREET ADDRESS:            PHONE:
P.O. BOX 64272              500 BIELENBERG DRIVE       1-800-800-2000
ST. PAUL, MN 55164          WOODBURY, MN 55125         (EXTENSION 3057)

This prospectus describes an individual flexible premium deferred variable annuity contract issued by Fortis Benefits Insurance Company ("Fortis Benefits").

The contracts allow you to accumulate funds on a tax-deferred basis. You may elect a guaranteed interest accumulation option through a fixed account or a variable return accumulation option through a variable account, or a combination of these two options. Under the variable return accumulation option, you can choose among the following investment portfolios of Fortis Series Fund, Inc.:

Money Market Series                                 S&P 500 Index Series
U.S. Government Securities Series                   Blue Chip Stock Series
Diversified Income Series                           Global Growth Series
Global Bond Series                                  Growth Stock Series
High Yield Series                                   International Stock Series
Asset Allocation Series                             Aggressive Growth Series
Global Asset Allocation Series                      Small Cap Value Series
Value Series                                        Mid Cap Stock Series
Growth & Income Series                              Large Cap Growth Series

                        The accompanying prospectus for these investment portfolios describes the investment objectives, policies and risks of each portfolio.

                        This prospectus gives you information about the contract that you should know before investing. This prospectus must be accompanied by a current prospectus for the portfolios. All of the prospectuses should be read carefully and kept for future reference.

                        A Statement of Additional Information, dated September 1, 1999, about the contracts has been filed with the Securities and Exchange Commission and is available without charge from Fortis Benefits at the address and phone number printed above. The Table of Contents for the Statement of Additional Information appears on page 21 of this prospectus.

                        THESE CONTRACTS ARE NOT OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, CREDIT UNION, BROKER-DEALER OR OTHER FINANCIAL INSTITUTION. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. THEY INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

100045 (9/99)

TABLE OF CONTENTS

                                                                        PAGE
SPECIAL TERMS USED IN THIS PROSPECTUS.................................     3
INFORMATION CONCERNING FEES AND CHARGES...............................     4
SUMMARY...............................................................     6
FORTIS BENEFITS AND THE SEPARATE ACCOUNT..............................     7
    - Fortis Benefits/Fortis Financial Group Member...................     7
    - The Separate Account............................................     8
    - The Portfolios..................................................     8
ACCUMULATION PERIOD...................................................     8
    - Issuance of a Contract and Purchase Payments....................     8
    - Contract Value..................................................     9
    - Allocation of Purchase Payments and Contract Value..............    10
    - Total and Partial Surrenders....................................    10
    - Telephone Transactions..........................................    11
    - Fortis Guaranteed PayoutPlan Benefit............................    11
    - Benefit Payable on Death of Contract Owner (or Annuitant).......    11
THE ANNUITY PERIOD....................................................    12
    - Annuity Commencement Date.......................................    12
    - Commencement of Annuity Payments................................    12
    - Relationship Between Subaccount Investment Performance and
       Amount of Variable Annuity Payments............................    13
    - Annuity Options.................................................    13
    - Death of Annuitant or Other Payee...............................    14
CHARGES AND DEDUCTIONS................................................    14
    - Premium Taxes...................................................    14
    - Charges Against the Separate Account............................    14
    - Surrender Charge................................................    14
    - Nursing Care/Hospitalization Waiver of Surrender Charges........    15
    - Disability Waiver of Surrender Charges..........................    15
    - Miscellaneous...................................................    16
    - Reduction of Charges............................................    16
FIXED ACCOUNT.........................................................    16
    - General Description.............................................    16
    - Fixed Account Value.............................................    16
    - Fixed Account Transfers, Total and Partial Surrenders...........    16
GENERAL PROVISIONS....................................................    17
    - The Contract....................................................    17
    - Postponement of Payments........................................    17
    - Misstatement of Age or Sex and Other Errors.....................    17
    - Assignment and Ownership Rights.................................    17
    - Beneficiary.....................................................    17
    - Reports.........................................................    17
RIGHTS RESERVED BY FORTIS BENEFITS....................................    17
DISTRIBUTION..........................................................    18
FEDERAL TAX MATTERS...................................................    18
VOTING PRIVILEGES.....................................................    20
STATE REGULATION......................................................    21
LEGAL MATTERS.........................................................    21
YEAR 2000 ISSUE.......................................................    21
CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION.......................    21
APPENDIX A--Sample Death Benefit Calculations.........................   A-1
APPENDIX B--Explanation of Expense Calculations.......................   B-1
APPENDIX C--Pro Rata Adjustments......................................   C-1

THE CONTRACTS ARE NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. FORTIS BENEFITS DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATION REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS WHICH IS NOT INCLUDED IN THIS PROSPECTUS, THE RELATED STATEMENT OF ADDITIONAL INFORMATION, OR ANY SUPPLEMENTS THERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY FORTIS BENEFITS.

SPECIAL TERMS USED IN THIS PROSPECTUS

Accumulation     The time period under a contract between the contract date and the Annuity Period.
Period
Accumulation     A unit of measure used to calculate the interest of the contract owner in the Separate Account
Unit             during the Accumulation Period.
Annuitant        A person during whose life annuity payments are to be made by us under the contract. The
                 Annuitant is the person named in the application for the contract. If that person dies before the annuity commencement date and there is an additional annuitant named in the application, the additional annuitant will become the Annuitant. If there is no named additional annuitant, or the additional annuitant has died before the annuitant who is named in the application, the contract owner, if he or she is a natural person, will become the Annuitant.
Annuity Period   The time period following the Accumulation Period, during which annuity payments are made by
                 us.
Annuity Unit     A unit of measurement used to calculate variable annuity payments.
Fixed Annuity    An annuity option under which we promise to pay the Annuitant or any other properly designated
Option           payee one or more fixed payments.
Non-Qualified    Contracts that do not qualify for the special federal income tax treatment applicable in
Contracts        connection with certain retirement plans.
Qualified        Contracts that are qualified for the special federal income tax treatment applicable in
Contracts        connection with certain retirement plans.
Separate         The segregated asset account referred to as Variable Account D of Fortis Benefits Insurance
Account          Company established to receive and invest purchase payments made under contracts.
Valuation Date   Each business day of Fortis Benefits except, with respect to any subaccount, days on which the related portfolio does not value its shares. Generally, the portfolios value their shares on each day the New York Stock Exchange is open.
Valuation        The period that starts at the close of regular trading on the New York Stock Exchange on a
Period           Valuation Date and ends at the close of regular trading on the exchange on the next succeeding
                 Valuation Date.
Variable         An annuity option under which we promise to pay the Annuitant, or any other properly
Annuity Option   designated payee, one or more payments which vary in amount in accordance with the net investment experience of the subaccounts selected by the Annuitant.

INFORMATION CONCERNING FEES AND CHARGES

CONTRACT OWNER TRANSACTION EXPENSES

       Front End Sales Charge Imposed on
      Purchases...................................         0%
       Maximum Surrender Charge for Sales Expenses
      (as a percentage of purchase payments)......         8%(1)

  NUMBER OF YEARS
       SINCE            SURRENDER CHARGE AS A
PURCHASE PAYMENT WAS   PERCENTAGE OF PURCHASE
      CREDITED                 PAYMENT
--------------------  -------------------------
    Less than 2                       8%
At least 2 but less
       than 4                         7%
At least 4 but less
       than 5                         6%
At least 5 but less
       than 6                         5%
At least 6 but less
       than 7                         3%
At least 7 but less
       than 8                         2%
At least 8 but less
       than 9                         1%
     9 or more                        0%

       Other Surrender Fees..................................     0%
       Exchange Fee..........................................     0%
ANNUAL CONTRACT ADMINISTRATION CHARGE........................    $0
SEPARATE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE)
       Mortality and Expense Risk Charge.....................  1.40%
       Fortis Guaranteed PayoutPlan Benefit
      Expense Charge..............................       .35%
       Separate Account Administrative Charge.....       .10%
                                                          ---
       Total Other Account Fees..............................  .45%
       Total Separate Account Annual Expenses................  1.85%

------------------------
(1) This charge does not apply in certain cases such as partial surrenders each year of up to 10% of "new purchase payments" as defined under the heading "Surrender Charge" or, payment of a death benefit.

PORTFOLIO ANNUAL EXPENSES(A)

                                           MONEY       US GOVERNMENT
FBIC AND FIRST FORTIS                     MARKET        SECURITIES       DIVERSIFIED INCOME   GLOBAL BOND   HIGH YIELD
--------------------------------------  -----------  -----------------  --------------------  -----------  -------------
Investment Advisory and Management
 Fee..................................        0.30%          0.47%                0.47%             0.75%        0.50%
Other Expenses........................        0.05%          0.04%                0.05%             0.13%        0.06%
Total Series Fund Operating
 Expenses.............................        0.35%          0.51%                0.52%             0.88%        0.56%

                                         GLOBAL ASSET      ASSET
FBIC AND FIRST FORTIS                     ALLOCATION     ALLOCATION     VALUE      GROWTH & INCOME
--------------------------------------  --------------  ------------  ----------  ------------------
Investment Advisory and Management
 Fee..................................         0.90%          0.47%        0.70%           0.64%
Other Expenses........................         0.11%          0.04%        0.06%           0.03%
Total Series Fund Operating
 Expenses.............................         1.01%          0.51%        0.76%           0.67%

                                                                S&P 500     BLUE CHIP                          MIDCAP STOCK
                                                                 INDEX        STOCK     INTERNATIONAL STOCK       SERIES
                                                              ------------  ----------  --------------------  --------------
Investment Advisory and Management Fee......................        0.40%        0.89%            0.85%              0.90%
Other Expenses..............................................        0.06%        0.05%            0.09%              0.35%
Total Series Fund Operating
 Expenses...................................................        0.46%        0.94%            0.94%              1.25%

                                                                SMALL CAP       GLOBAL     LARGE CAP GROWTH
                                                               VALUE SERIES     GROWTH          SERIES        GROWTH STOCK
                                                              --------------  -----------  ----------------  ---------------
Investment Advisory and Management Fee......................         0.90%          0.70%          0.90%            0.61%
Other Expenses..............................................         0.34%          0.05%          0.35%            0.04%
Total Series Fund Operating
 Expenses...................................................         1.24%          0.75%          1.25%            0.65%

                                                               AGGRESSIVE
                                                                 GROWTH
                                                              -------------
Investment Advisory and Management Fee......................        0.68%
Other Expenses..............................................        0.04%
Total Series Fund Operating
 Expenses...................................................        0.72%

------------------------
(a) As a percentage of portfolio average net assets based on 1998 historical data.

EXAMPLES

If you SURRENDER your contract in full on the last day of any of the time periods shown below, you would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on assets:

IF ALL AMOUNTS ARE INVESTED IN ONE PORTFOLIO:                 1 YEAR    3 YEARS   5 YEARS   10 YEARS
------------------------------------------------------------  -------   -------   -------   --------
Money Market Series.........................................      94       131       170        250
U.S. Government Securities Series...........................      96       136       178        266
Diversified Income Series...................................      96       136       179        267
Global Bond Series..........................................      99       147       197        303
High Yield Series...........................................      96       137       181        271
Global Asset Allocation Series..............................     101       151       203        315
Asset Allocation Series.....................................      96       136       178        266
Value Series................................................      98       143       191        291
Growth & Income Series......................................      97       140       186        282
S&P 500 Index Series........................................      95       134       176        261
Blue Chip Stock Series......................................     100       149       200        308
International Stock Series..................................     100       149       200        308
Mid Cap Stock Series........................................     103       158       215        338
Small Cap Value Series......................................     103       157       215        337
Global Growth Series........................................      98       143       190        290
Large Cap Growth Series.....................................     103       158       215        338
Growth Stock Series.........................................      97       140       185        280
Aggressive Growth Series....................................      98       142       189        287

If you COMMENCE AN ANNUITY payment option, or do NOT surrender your contract, you would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on assets:

IF ALL AMOUNTS ARE INVESTED IN ONE PORTFOLIO:                 1 YEAR    3 YEARS   5 YEARS   10 YEARS
------------------------------------------------------------  -------   -------   -------   --------
Money Market Series.........................................      22        68       116        250
U.S. Government Securities Series...........................      24        73       124        266
Diversified Income Series...................................      24        73       125        267
Global Bond Series..........................................      27        84       143        303
High Yield Series...........................................      24        74       127        271
Global Asset Allocation Series..............................      29        88       149        315
Asset Allocation Series.....................................      24        73       124        266
Value Series................................................      26        80       137        291
Growth & Income Series......................................      25        77       132        282
S&P 500 Index Series........................................      23        71       122        261
Blue Chip Stock Series......................................      28        86       146        308
International Stock Series..................................      28        86       146        308
Mid Cap Stock Series........................................      31        95       161        338
Small Cap Value Series......................................      31        94       161        337
Global Growth Series........................................      26        80       136        290
Large Cap Growth Series.....................................      31        95       161        338
Growth Stock Series.........................................      25        77       131        280
Aggressive Growth Series....................................      26        79       135        287

                            ------------------------

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

The foregoing tables and examples, prescribed by the SEC, are included to assist contract owners in understanding the transaction and operating expenses imposed directly or indirectly under the contracts and the portfolios. Amounts for state premium taxes or similar assessments will also be deducted, where applicable.

See Appendix B for an explanation of the calculation set forth above.

SUMMARY

The following summary should be read in conjunction with the detailed information in this prospectus. This prospectus generally describes only the portion of the contract involving the Separate Account. For a brief description of Fortis Benefits' fixed account, please refer to the heading "Fixed Account" in this prospectus. Variations from the information appearing in this prospectus due to requirements particular to your state are described in supplements which are attached to this prospectus, or in endorsements to the contract, as appropriate.

The contract is designed to provide individuals with retirement benefits through the accumulation of purchase payments on a fixed or variable basis, and by the application of such accumulations to provide fixed or variable annuity payments.

FREE LOOK

You have the right to examine a contract during a "free look" period after you receive the contract and return it for a refund of the amount of the then current contract value. However, in certain states where required by state law the refund will be in the amount of all purchase payments that have been made, without interest or appreciation or depreciation. The "free look" period is generally 10 days unless a longer time is specified on the face page of your contract.

PURCHASE PAYMENTS

The initial purchase payment under a contract must be at least $25,000 ($10,000 for a contract which is part of a qualified plan). Additional purchase payments must be at least $50. For contracts issued in the states of Washington and Oregon, a single purchase payment, only, may be made and no further purchase payments can be accepted. See "Issuance of a Contract and Purchase Payments."

ALLOCATION OF PURCHASE PAYMENTS

The initial purchase payment is allocated on the contract date, as specified by you in the contract application, among one or more of the available investment portfolios, or to the fixed account, or to both. Subsequent purchase payments are allocated in the same way or pursuant to different allocation percentages that you may subsequently request.

SEPARATE ACCOUNT INVESTMENT OPTIONS

Each of the subaccounts of the Separate Account invests in shares of a corresponding investment portfolio. The investment objective of each of the subaccounts of the Separate Account and that of the corresponding portfolio is the same.

Contract value in each of the subaccounts of the Separate Account will vary to reflect the investment experience of each of the corresponding portfolios, as well as deductions for certain charges.

Each portfolio has a separate and distinct investment objective and is managed by Fortis Advisers, Inc. or a subadviser of Fortis Advisers, Inc. For providing investment management services to the portfolios, Fortis Advisers, Inc. receives fees from Fortis Series based on the average daily net assets of each portfolio. The portfolios also bear most of their other expenses. A full description of the portfolios and their investment objectives, policies, and risks can be found in the current prospectus for the portfolios, which accompanies this prospectus, and the portfolios' Statement of Additional Information, which is available upon request from Fortis Benefits at the address and phone number on the cover of this prospectus.

TRANSFERS

During the Accumulation Period, you can transfer all or part of your contract value from one subaccount to another or into the fixed account. Additionally, during the Accumulation Period we may, in our discretion, permit a continuing request for transfers of specified amounts automatically on a periodic basis. There is currently no charge for any of these transfers. We reserve the right to restrict the frequency of or otherwise condition, terminate, or impose charges upon, transfers from a subaccount during the Accumulation Period. During the Annuity Period, the person receiving annuity payments may make up to four transfers (but not from a Fixed Annuity Option) during each year of the Annuity Period. For a description of certain limitations on transfer rights, see "Allocations of Purchase Payments and Contract Values--Transfers."

TOTAL OR PARTIAL SURRENDERS

All or part of the contract value of a contract may be surrendered by you before the earlier of the Annuitant's death or the annuity commencement date. Amounts surrendered may be subject to a surrender charge. See "Total and Partial Surrenders," and "Surrender Charge." Particular attention should be paid to the tax implications of any surrender, including possible penalties for premature distributions. See "Federal Tax Matters."

CHARGES AND DEDUCTIONS

We deduct daily charges at a rate of 1.40% per annum of the value of the average net assets in the Separate Account for the mortality and expense risks we assume, .35% per annum for the investment market risk we assume associated with the Fortis Guaranteed PayoutPlan benefit, and .10% per annum of the value of the average net assets in the Separate Account to cover certain administrative expenses. See "Mortality and Expense Risk Charge", "Investment Risk Expense Charge" and "Administrative Expense Charge" under the heading "Charges Against the Separate Account."

In order to permit investment of the entire purchase payment, we do not deduct sales charges at the time of investment. However, a surrender charge is imposed on certain total or partial surrenders of the contract to help defray expenses relating to the sale of the contract, including commissions to registered representatives and other promotional expenses. Certain amounts may be surrendered without the imposition of any surrender charge. The amount of such charge-free surrender depends on how much is being withdrawn and how recently the purchase payments to which the surrender relates were made. The maximum surrender charge is 8% of the purchase payment and reduces to zero over the nine year period after the purchase payment is made. See "Charges and Deductions--Surrender Charge."

Certain states and other jurisdictions impose premium taxes or similar assessments upon us, either at the time purchase payments are made or when contract value is applied to an annuity option. Where such taxes or assessments are imposed by your state or other jurisdiction upon receipt of purchase payments, we will deduct a charge for these amounts from the contract value upon surrender, payment of a death benefit, reduction of the benefit under the Fortis Guaranteed PayoutPlan or annuitization of the contract. In jurisdictions where such taxes or assessments are imposed at the time of annuitization, we will deduct a charge for such amounts at that time.

FORTIS GUARANTEED PAYOUTPLAN BENEFIT

The contracts have a living benefit referred to as the Fortis Guaranteed PayoutPlan. This benefit guarantees that you can, with certain limitations, make withdrawals over the life of the contract up to the amount of your purchase payments regardless of whether your contract value is less. (See "Accumulation Period--Fortis Guaranteed PayoutPlan Benefit").

ANNUITY PAYMENTS

The contract provides several types of annuity benefits to Annuitants or their beneficiaries, including Fixed and Variable Annuity Options. You have considerable flexibility in choosing the annuity commencement date. However, the tax implications of an annuity commencement date must be carefully considered, including the possibility of penalties for commencing benefits either too soon or too late. See "Annuity Commencement Date," "Annuity Options" and "Federal Tax Matters" in this prospectus and "Taxation Under Certain Retirement Plans" in the Statement of Additional Information.

DEATH BENEFIT

In the event of the death of the contract owner, or the Annuitant if the contract owner is a non-natural person, prior to the annuity commencement date, a death benefit is payable to the beneficiary of the contract. See "Benefit Payable on Death of Contract Owner (or Annuitant)."

LIMITATIONS IMPOSED BY RETIREMENT PLANS

Certain rights a contract owner would otherwise have under a contract may be limited by the terms of any employee benefit plan in connection with which the contract is issued. These limitations may restrict such things as total and partial surrenders, the amount or timing of purchase payments that may be made, when annuity payments must start and the type of annuity options that may be selected. Accordingly, you should familiarize yourself with these and all other aspects of any retirement plan in connection with which a contract is issued.

TAX IMPLICATIONS

The tax implications for contract owners, Annuitants and beneficiaries, and those of any related employee benefit plan can be quite important. A brief discussion of some of these is set out under "Federal Tax Matters" in this prospectus and "Taxation Under Certain Retirement Plans" in the Statement of Additional Information, but such discussion is not comprehensive. Therefore, you should consider these matters carefully and consult a qualified tax adviser before making purchase payments or taking any other action in connection with a contract or any related employee benefit plan. Failure to do so could result in serious adverse tax consequences which might otherwise have been avoided.

QUESTIONS AND OTHER COMMUNICATIONS

Any question about procedures or the contract should be directed to your sales representative, or Fortis Benefits' home office: P.O. Box 64272, St. Paul, Minnesota 55164; 1-800-800-2000 (Ext. 3057). For certain current information relating to contract values such as subaccount unit values, interest rates in the fixed account, and your contract value, call 1-800-800-2000 (ext. 5448). Purchase payments and written requests should be mailed or delivered to the same home office address. All communications should include the contract number, the contract owner's name and, if different, the Annuitant's name. The number for telephone transfers is 1-800-800-2000 (Ext. 3057).

Any purchase payment or other communication, except a 10-day cancellation notice, is deemed received at our home office on the actual date of receipt there in proper form unless received (1) after the close of regular trading on the New York Stock Exchange, or (2) on a date that is not a Valuation Date. In either of these two cases, the date of receipt will be deemed to be the next Valuation Date.

FINANCIAL AND PERFORMANCE INFORMATION

This prospectus contains no Accumulation Unit information for the applicable subaccounts of the Separate Account because no contracts had been sold as of December 31, 1998 and therefore no Accumulation Units had been issued as of that date.

Audited financial statements of the available subaccounts of the Separate Account are not included in the Statement of Additional Information because those subaccounts have not yet commenced operations, have no assets or liabilities, and have received no income nor incurred any expenses as of the date of this prospectus.

Advertising and other sales materials may include yield and total return figures for the subaccounts of the Separate Account. These figures are based on historical results and are not intended to indicate future performance. "Yield" is the income generated by an investment in the subaccount over a period of time specified in the advertisement. This rate of return is assumed to be earned over a full year and is shown as a percentage of the investment. "Total Return" is the total change in value of an investment in the subaccount over a period of time specified in the advertisement. The rate of return shown would produce that change in value over the specified period, if compounded annually. Yield figures do not reflect the surrender charge and yield and total return figures do not reflect premium tax charges. This makes the performance shown more favorable.

FORTIS BENEFITS AND THE SEPARATE ACCOUNT

FORTIS BENEFITS/FORTIS FINANCIAL GROUP MEMBER

Fortis Benefits Insurance Company is the issuer of the contracts. At the end of 1998, Fortis Benefits had approximately $99 billion of total life insurance in force. Fortis Benefits is a Minnesota corporation founded in 1910. It is qualified to sell life insurance and annuity contracts in the District of Columbia and in all states except New York. Fortis Benefits is an indirectly wholly-owned subsidiary of Fortis, Inc., which is itself indirectly owned 50% by Fortis (NL)N.V. and 50% by Fortis (B). Fortis, Inc. manages the United States operations for these two companies.

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Fortis Benefits is a member of the Fortis Financial Group. This Group is a joint effort by Fortis Benefits, Fortis Advisers, Inc., Fortis Investors, Inc. and Fortis Insurance Company (formerly Time Insurance Company) to offer financial products through the management, marketing and servicing of mutual funds, annuities, life insurance and disability income products.

Fortis (NL)N.V. is a diversified financial services company headquartered in Utrecht, The Netherlands, where its insurance operations began in 1847. Fortis
(B) is a diversified financial services company headquartered in Brussels, Belgium, where its insurance operations began in 1824. Fortis (NL)N.V. and Fortis (B) have merged their operating companies under the trade name of Fortis. The Fortis group of companies is active in insurance, banking, financial services, and real estate development in the Netherlands, Belgium, the United States, Western Europe, and the Pacific Rim. The Fortis group of companies had approximately $390 billion in assets at the end of 1998.

All of the guarantees and commitments under the contracts are general obligations of Fortis Benefits, regardless of whether you have allocated the contract value to the Separate Account or to the fixed account. None of Fortis Benefits' affiliated companies has any legal obligation to back Fortis Benefits' obligations under the contracts.

THE SEPARATE ACCOUNT

The Separate Account is a segregated investment account of Fortis Benefits. Fortis Benefits established Variable Account D under Minnesota insurance law as of October 14, 1987. The assets allocated to the Separate Account are the exclusive property of Fortis Benefits. The Separate Account is an integral part of Fortis Benefits. However, the Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Registration does not involve supervision of the management, or investment practices, or policies of the Separate Account or of Fortis Benefits by the Securities and Exchange Commission.

All income, gains and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Fortis Benefits. Assets in the Separate Account representing reserves and liabilities will not be chargeable with liabilities arising out of any other business of Fortis Benefits. Fortis Benefits may accumulate in the Separate Account proceeds from charges under variable annuity contracts and other amounts in excess of the Separate Account assets representing reserves and liabilities. Fortis Benefits may from time to time transfer to its general account any of such excess amounts.

The Separate Account has subaccounts. The assets in each subaccount are invested exclusively in a distinct class (or series) of stock issued by the portfolios, each of which represents a separate investment portfolio within the Separate Account. Income and both realized and unrealized gains or losses from the assets of each subaccount of the Separate Account are credited to or charged against that subaccount without regard to income, gains or losses, from any other subaccount of the Separate Account or arising out of any other business we may conduct. We may add or eliminate new subaccounts as new portfolios are added or are eliminated.

THE PORTFOLIOS

You may choose from among a number of different portfolios. Each portfolio is a mutual fund available for purchase only as a funding vehicle for benefits under variable life insurance and variable annuity products. These variable life insurance and variable annuity products are issued by Fortis Benefits and by other life insurance companies. Each portfolio corresponds to one of the subaccounts of the Separate Account. The assets of each portfolio are separate from the assets of other portfolios. In addition, each portfolio operates as a separate investment portfolio whose investment performance has no effect on the investment performance of any other portfolio. More detailed information for each investment portfolio is available to you. This information includes the investment policies, investment restrictions, charges, and risks attendant to investing in each portfolio is available to you. This information also includes other aspects of each portfolio's operations. You can find this information in the current prospectus for each portfolio. These portfolio prospectuses must accompany this prospectus, and you should read them in conjunction with it. You can obtain a copy of each prospectus from us, free of charge, by calling 1-800-800-2000, ext. 3057, or by writing P.O. Box 64272, St. Paul, Minnesota 55164.

As noted, the investment portfolios may be available to registered separate accounts of other participating insurance companies. These portfolios may also be available to the Separate Account and other separate accounts of Fortis Benefits. Although Fortis Benefits does not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the Separate Account and one or more of the other separate accounts participating in the portfolios. For example, a conflict may occur due to (1) a change in law affecting the operations of variable life and variable annuity separate accounts, (2) differences in the voting instructions of the contract owners and those of other companies, or (3) some other reason. In the event of conflict, Fortis Benefits will take any steps necessary to protect the contract owners and variable annuity payees.

We purchase and redeem portfolio shares for the Separate Account at their net asset value without any sales or redemption charges. We automatically reinvest dividends or capital gain distributions attributable to contracts in shares of the portfolio from which they are received at that portfolio's net asset value on the date paid. These dividends and distributions will have the effect of reducing the net asset value of each share of the corresponding portfolio and increasing, by an equivalent value, the number of shares outstanding of that portfolio. However, the value of the interests of contract owners, Annuitants and beneficiaries in the corresponding subaccount will not change as a result of any these dividends and distributions.

ACCUMULATION PERIOD

ISSUANCE OF A CONTRACT AND PURCHASE PAYMENTS

We reserve the right to reject any application for a contract or any purchase payment for any reason. If we accept your issuing instructions in the form received, we will credit the initial purchase payment within two Valuation Dates after the later of (1) receipt of the issuing instructions or (2) receipt of the initial purchase payment at our home office. If we cannot apply the initial purchase payment within five

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Valuation Dates after receipt because the issuing instructions are incomplete, we will return the initial purchase payment unless you consent to our retaining the initial purchase payment and applying it as of the end of the Valuation Period in which the necessary requirements are fulfilled. The initial purchase payment must be at least $25,000 ($10,000 for a contract issued as a part of a qualified plan).

The date that we apply the initial purchase payment to the purchase of the contract is the contract date. The contract date is the date used to determine contract years, regardless of when we deliver the contract. Our crediting of investment experience in the Separate Account, or a fixed rate of return in the fixed account, begins as of the contract date, even if that date is delayed due to an incomplete application.

Except for contracts issued in the states of Washington and Oregon, we will accept additional purchase payments at any time after the contract date and prior to the annuity commencement date, as long as the Annuitant is living. You must transmit purchase payments (together with any required information identifying the proper contracts and accounts to be credited with purchase payments) to our home office. We will apply additional purchase payments to the contract, and add to the contract value as of the end of the Valuation Period in which we receive the payments. For contracts issued in the states of Washington and Oregon, a single purchase payment, only, may be made and no further purchase payments can be accepted.

Each additional purchase payment must be at least $50. The total of all purchase payments for all contracts having the same owner or annuitant may not exceed $1 million (not more than $500,000 allocated to the fixed account) without our prior approval. We reserve the right to modify this limitation at any time.

You may make purchase payments in excess of the initial minimum by monthly draft against a bank account if you have completed and returned to us a special authorization form. You may get the form from your sales representative or from our home office. We can also arrange for you to make purchase payments by wire transfer, payroll deduction, military allotment, direct deposit and billing. Purchase payments by check should be made payable to Fortis Benefits Insurance Company.

We may cancel any contract with a contract value of less than $1,000. We will provide the contract owner with 90 days' written notice so that additional purchase payments may be made in order to raise the contract value above the applicable minimum. Otherwise, we may cancel the contract as of the end of the Valuation Period which includes the next anniversary of the contract date. We will consider this a surrender of the contract and impose the same charges we would impose upon a surrender. See "Total and Partial Surrenders." So long as the contract value remains above $1,000, no additional purchase payments under a contract are ever required.

CONTRACT VALUE

Contract value is the total of any Separate Account value in all the subaccounts of the Separate Account, plus any fixed account value. For a discussion of how fixed account value is calculated, see "The Fixed Account."

The contract does not guarantee a minimum Separate Account value. The Separate Account value will reflect the investment experience of the chosen subaccounts of the Separate Account, all purchase payments made, any partial surrenders, and all charges assessed in connection with the contract. Therefore, the Separate Account value changes from Valuation Period to Valuation Period. Subject to the exception provided under the Fortis Guaranteed PayoutPlan benefit (see "Accumulation Period--Fortis Guaranteed PayoutPlan Benefit"), you bear the entire investment risk for the contract value that you allocate to the Separate Account.

DETERMINATION OF SEPARATE ACCOUNT VALUE. A contract's Separate Account value is based on Accumulation Unit values, that we determine on each Valuation Date. The value of an Accumulation Unit for a subaccount on any Valuation Date is equal to the previous value of that subaccount's Accumulation Unit multiplied by that subaccount's net investment factor (discussed directly below) for the Valuation Period ending on that Valuation Date. Purchase payments applied to a given subaccount will be used to purchase Accumulation Units at the unit value of that subaccount next determined after receipt of a purchase payment. See "Allocation of Purchase Payments and Contract Value-- Allocation of Purchase Payments."

At the end of any Valuation Period, a contract's Separate Account value in a subaccount is equal to:

    - The number of Accumulation Units in the subaccount; times

    - The value of one Accumulation Unit for that subaccount.

The number of Accumulation Units in each subaccount is equal to:

    - The initial Accumulation Units purchased on the contract date; plus

    - Accumulation Units purchased at the time that additional purchase payments are allocated to the subaccount; plus

    - Accumulation Units purchased through transfers from another subaccount or from the fixed account; less

    - Accumulation Units redeemed to pay for the portion of any partial surrenders allocated to the subaccount; less

    - Accumulation Units redeemed as part of a transfer to another subaccount or to the fixed account; less

    - Accumulation Units redeemed to pay charges under the contract.

NET INVESTMENT FACTOR. The net investment factor for a subaccount is determined by dividing (1) the net asset value per share of the portfolio shares held by the subaccount, determined at the end of the current Valuation Period, plus the per share amount of any dividend or capital gains distribution made with respect to the portfolio shares held by the subaccount during the current Valuation Period, minus a per share charge for the increase, plus a per share credit for the decrease, in any income taxes assessed which we determine to have resulted from the investment operations of the subaccount or any other taxes which are attributable to the contract, by (2) the net asset value per share of the portfolio shares held in the subaccount as determined at the end of the previous Valuation Period, and subtracting from that result a factor representing the mortality risk, expense risk and administrative expense charge.

A subaccount's net investment factor for a Valuation Period is an index number that reflects certain charges to a contract and the investment performance of the subaccount during the Valuation Period. If the net investment factor is greater than one, the subaccount's Accumulation Unit value has increased. If the net investment factor is less than one, the subaccount's Accumulation Unit value has decreased.

DETERMINATION OF FIXED ACCOUNT VALUE. We guarantee a contract's fixed account value. Therefore, we bear the investment risk for amounts allocated to the fixed account, except to the extent that we may vary the current interest rate (subject to the 3% effective annual minimum).

The contract's fixed account value on any Valuation Date is equal to the following amounts, in each case increased by accrued interest:

    - The amount of purchase payments or transferred amounts allocated to the fixed account; less

    - The amount of any transfers or surrenders out of the fixed account.

ALLOCATION OF PURCHASE PAYMENTS AND CONTRACT VALUE

ALLOCATION OF PURCHASE PAYMENTS. In your application for a contract, you may allocate purchase payments, or portions of payments, to the:

    - available subaccounts of the Separate Account, or

    - to the fixed account, or

    - to both

Percentages must be in whole numbers and the total allocation must equal 100%. The percentage allocations for future purchase payments may be changed, without charge, at any time by sending a written request to our home office. Changes in the allocation of future purchase payments will be effective on the date we receive your written request.

TRANSFERS. You may transfer contract value:

    - from one available subaccount to another, or

    - into the fixed account.

You may request transfers by either (1) a written request sent to our home office, or by (2) a telephone transfer as described below. Currently, we do not charge for any transfer.

All or part of the contract value in one or more subaccounts of the Separate Account may be transferred at one time. We may permit a continuing request for transfers automatically and on a periodic basis. However, we reserve the right to restrict the frequency of transfers or to otherwise condition, terminate, or impose charges (not to exceed $25 per transfer) upon transfers out of a subaccount during the Accumulation Period. Currently, our only restriction on the frequency of transfers is a prohibition of making transfers INTO the fixed account within six months of a transfer out of the fixed account. We restrict transfers of contract value FROM the fixed account in both amount and timing. See "Fixed Account--Fixed Account Transfers, Total and Partial Surrenders." We will count all transfers between and among the subaccounts of the Separate Account and the fixed account as one transfer if all the transfer requests are made at the same time as part of one request. We will execute the transfers and determine all values in connection with transfers as of the end of the Valuation Period in which we receive the transfer request.

Certain restrictions on very substantial allocations to any one subaccount are set forth under "Limitations on Allocations" in the Statement of Additional Information.

TOTAL AND PARTIAL SURRENDERS

TOTAL SURRENDERS. You may surrender all of the cash surrender value at any time prior to the annuity commencement date. You must request total surrender by a written request sent to Fortis Benefits' home office. We reserve the right to require that the contract be returned to us prior to making payment, although this will not affect our determination of the amount of the cash surrender value. Cash surrender value is:

    - the contract value at the end of the Valuation Period during which we receive the written request for the total surrender at our home office, less

    - any applicable surrender charge.

For a discussion of these charges and the circumstances under which they apply, see "Surrender Charge."

We must receive written consent of all collateral assignees and irrevocable beneficiaries prior to any total surrender. We will generally pay surrenders from the Separate Account within seven days of the date of receipt by our home office of the written request. However, we may postpone payments in certain circumstances. See "Postponement of Payment."

Since the contract owner assumes the investment risk with respect to amounts allocated to the Separate Account, and because certain surrenders are subject to a surrender charge, the amount we pay upon total surrender of the cash surrender value (taking into account any prior partial surrenders) may be more or less than the total purchase payments you made. After a surrender of the cash surrender value or at any time the contract value is zero, (unless at such time the contract is still in Living Benefit Status--see "Accumulation Period-- Fortis Guaranteed PayoutPlan Benefit.") all rights of the contract owner, Annuitant, and any beneficiary, will terminate.

PARTIAL SURRENDERS. At any time during the life of the Annuitant and prior to the commencement date, you may surrender a portion of the fixed account and/or the Separate Account. You must request partial surrender by a written request to our home office. The minimum partial surrender amount is $500, including any surrender charge. We will surrender the entire cash surrender value under the contract if the total contract value in both the Separate Account and fixed account would be less than $1,000 after the partial surrender.

You should specify the subaccounts of the Separate Account or the fixed account that you wish to partially surrender. If you do not specify, we take the partial surrender from the subaccounts and the fixed account on a pro rata basis.

We will surrender Accumulation Units from the Separate Account and/ or dollar amounts from the fixed account so that the total amount of the partial surrender equals the dollar amount of the partial surrender request. We will reduce the partial surrender by the amount of any applicable surrender charge. The partial surrender will be effective at the end of the Valuation Period in which we receive the written request for partial surrender at our home office. Payments will generally be made within seven days of the effective date of such request, although certain delays are permitted. See "Postponement of Payment."

The Internal Revenue Code provides that a penalty tax will be imposed on certain premature surrenders. For a discussion of this and other tax implications of total and partial surrenders, including withholding requirements, see "Federal Tax Matters." Also, under tax deferred annuity contracts pursuant to Section 403(b) of the Internal Revenue Code, no distributions of voluntary salary reduction amounts will be permitted prior to one of the following events: attainment of age 59 1/2 by the employee or the employee's separation from service, death, disability or hardship. (Hardship distributions will be limited to the lesser of the amount of the hardship or the amount of salary reduction contributions, exclusive of earnings thereon.) This restriction does not apply to amounts transferred to another investment alternative permitted under a
Section 403(b) retirement arrangement or to amounts attributable to premium payments received prior to January 1, 1989.

TELEPHONE TRANSACTIONS

You or your representative may make certain requests under the contract by telephone if we have a written telephone authorization on file. These include requests for (1) transfers, (2) withdrawals, and (3) changes in purchase payment allocation instructions, dollar-cost averaging, portfolio rebalancing programs, and systematic withdrawals. Our home office will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures may include, among others, (1) requiring some form of personal identification such as your address and social security number prior to acting upon instructions received by telephone, (2) providing written confirmation of such transactions, and/or (3) tape recording of telephone instructions. Your request for telephone transactions authorizes us to record telephone calls. We may be liable for any losses due to unauthorized or fraudulent instructions if we do not employ reasonable procedures. If we do employ reasonable procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to place limits, including dollar limits, on telephone transactions.

FORTIS GUARANTEED PAYOUTPLAN BENEFIT

The contract provides a living benefit referred to as the Fortis Guaranteed PayoutPlan benefit. This benefit guarantees that your available withdrawals over the life of your contract will be no less than the amount of your purchase payments, regardless of your contract value, so long as your contract remains in Living Benefit Status. The maximum withdrawal which you may make at any time under this living benefit is the lesser of:

    - 7% of your purchase payments less the sum of prior withdrawals during the current contract year.

    - the sum of your purchase payments less the sum of prior withdrawals.

Your contract remains in Living Benefit Status if the following conditions are met:

    - you have not made withdrawals in any contract year totalling more than 7% of your purchase payments, and

    - the total amount of all of your withdrawals from your contract have not been more than your aggregate purchase payments.

If either limitation is exceeded, your contract is no longer in Living Benefit Status and this status cannot be regained. So long as your contract is in Living Benefit Status, it will not terminate by reason of withdrawals under this benefit reducing the contract value to zero or less. However, in such case the provisions described below relating to Automatic Periodic Benefit Payments apply.

If your contract remains in Living Benefit Status, as described above, but your contract value declines to $1000 or less, we will pay you any remaining living benefit on a periodic basis. No further purchase payments may be made. The frequency of such payments may be among those then offered by us, which will include at least annual payments. These periodic payments will continue until the sum of your withdrawals, including Automatic Periodic Benefit Payments, equals the sum of your purchase payments. While Automatic Benefit Payments are being made, any death benefit otherwise payable under your contract will continue to apply.

BENEFIT PAYABLE ON DEATH OF CONTRACT OWNER (OR ANNUITANT)

If the owner dies prior to the annuity commencement date, we will pay a death benefit to the beneficiary. If the contract owner is a non-natural person, then we will pay a death benefit upon the death of the Annuitant prior to the annuity commencement date. In such case, if more than one Annuitant has been named, we will pay the death benefit payable upon the death of an Annuitant only upon the death of the last survivor of the persons so named.

The term "decedent" in the death benefit description below refers to the death of the contract owner unless the contract owner is a non-natural person, in which case it refers to the death of the Annuitant. Also, the death benefit description refers to the age of the contract owner. If the contract owner is a non-natural person, the relevant age will instead be that of the Annuitant.

Additionally, the death benefit description makes reference to "Pro Rata Adjustments." A pro rata adjustment is calculated separately for each withdrawal, creating a decrease in the death benefit proportional to the decrease the withdrawal makes in the contract value. Pro rata adjustments are made for amounts withdrawn for partial surrenders and any associated surrender charge (which is deemed to be an amount withdrawn), but not for any contract fee-related surrenders.

The death benefit will equal the greatest of (1), (2) or (3):

(1) The contract value as of the date used for valuing the death benefit.

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
(2) The sum or all purchase payments made, reduced by any prior withdrawals and previously imposed surrender charges.

(3) If the decedent dies prior to the date the owner reaches age 86, the amount of the death benefit is the less of (a) and (b), as follows:

(a)    the sum of:

       (i) the accumulation (without interest) of purchase payments, reduced by pro rata adjustments for any withdrawals; plus

      (ii) an amount equal to interest on such net accumulation value, as it is adjusted for each applicable purchase payment, and pro rata adjustment, at an effective annual rate of 5.0%

or

(b)    200% of (a)(i).

    The resulting amount (the lesser of (a) and (b)) will be referred to as the "Roll-Up Amount."

    If the decedent dies on or after the date the owner reaches age 86, the amount of the death benefit is equal to:

(a) the "Roll-Up Amount" as of the date the owner reached age 86, plus

(b) the accumulation (without interest) of purchase payments made on or after the date the owner reached age 86, reduced by

(c) pro rata adjustments for any withdrawals made on or after the date the owner reached age 86.

There is a limit on the amount of the death benefit that we will pay in excess of the contract value. The excess payable by us upon the death of any one person on all annuity policies issued by us will not be more than $500,000. If there are multiple annuity contracts providing a death benefit upon the death of an individual and the other contracts do not contain a similar limitation, the reduction of the death benefit by the amount of any such excess over $500,000 will be subtracted entirely from the death benefit payable under the contract offered by this prospectus. If there are multiple contracts and the other contracts do contain a similar limitation, the death benefit on all of such contracts will be reduced, each being reduced by a proportionate amount of any such excess.

The pro rata adjustments referred to above are more fully described in Appendix C at the end of this prospectus.

See also Appendix A for sample death benefit calculation.

The death benefit may be reduced by premium taxes where such taxes were imposed upon receipt of purchase payments and were paid by us in behalf of the contract owner. For further information, see "Charges and Deductions--Premium Taxes."

The value of the death benefit is determined as of the end of the Valuation Period in which we receive, at our home office, proof of death and the written request as to the manner of payment. Upon receipt of these items, the death benefit generally will be paid within seven days. Under certain circumstances, payment of the death benefit may be postponed. See "Postponement of Payment." If we do not receive a written request for a settlement method, we will pay the death benefit in a single sum, based on values determined at that time.

The beneficiary may (1) receive a single sum payment which terminates the contract, or (2) select an annuity option. If the beneficiary selects an annuity option, he or she will have all the rights and privileges of an Annuitant under the contract. If the beneficiary desires an annuity option, the election should be made within 60 days of the date the death benefit becomes payable. Failure to make a timely election can result in unfavorable tax consequences. For further information, see "Federal Tax Matters."

We accept any of the following as proof of death: (1) a copy of a certified death certificate; (2) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (3) a written statement by a medical doctor who attended the deceased at the time of death.

The Internal Revenue Code requires that a Non-Qualified Contract contain certain provisions about an owner's death. We discuss these provisions below under "Federal Tax Matters--Required Distributions for Non-Qualified Contracts." It is imperative that written notice of the death of the contract owner be promptly transmitted to us at our home office, so that we can make arrangements for distribution of the entire interest in the contract to the beneficiary in a manner that satisfies the Internal Revenue Code requirements. Failure to satisfy these requirements may result in the contract not being treated as an annuity contract for federal income tax purposes with possible adverse tax consequences.

THE ANNUITY PERIOD

ANNUITY COMMENCEMENT DATE

You may specify an annuity commencement date in your application. The annuity commencement date marks the beginning of the period during which an Annuitant receives annuity payments under the contract. Except for contracts issued in connection with life insurance policies issued by Fortis Benefits, the annuity commencement date must be at least two years after the contract date.

The Internal Revenue Code may impose penalty taxes on amounts distributed either too soon or too late depending on the type of retirement arrangement involved. See "Federal Tax Matters." You should consider this carefully in selecting or changing an annuity commencement date.

You must submit a written request to us in order to advance or defer the annuity commencement date. We must receive the request at our home office at least 30 days before the then-scheduled annuity commencement date. The new annuity commencement date must also be at least 30 days after we receive the written request. You have no right to make any total or partial surrender during the Annuity Period.

COMMENCEMENT OF ANNUITY PAYMENTS

We may pay the entire contract value, rather than apply the amount to an annuity option if the contract value at the end of the Valuation Period that contains the annuity commencement date is less than

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
$5,000.We would make the payment in a single sum to the Annuitant or other properly designated payee and cancel the contract. We would not impose any charge other than the premium tax charge.

Otherwise, we will apply (1) the fixed account value to provide a Fixed Annuity Option and (2) the Separate Account value in any subaccount to provide a Variable Annuity Option using the same subaccount, unless you have notified us by written request to apply the fixed account value and Separate Account value in different proportions. We must receive written request at our home office at least 30 days before the annuity commencement date.

We will make annuity payments under a Fixed or Variable Annuity Option on a monthly basis to the Annuitant or other properly-designated payee, unless we agree to a different payment schedule. If you name more than one person as an Annuitant, you may elect to name one of such persons to be the sole Annuitant as of the annuity commencement date. We reserve the right to change the frequency of any annuity payment so that each payment will be at least $50.

The amount of each annuity payment will depend on (1) the amount of contract value applied to an annuity option, (2) the form of annuity selected and (3) the age of the Annuitant. For information concerning the relationship between the Annuitant's sex and the amount of annuity payments, including special requirements in connection with employee benefit plans, see "Calculation of Annuity Payments" in the Statement of Additional Information. The Statement of Additional Information also contains detailed information about how the amount of each annuity payment is computed.

The dollar amount of any fixed annuity payments is specified during the entire period of annuity payments according to the provisions of the annuity option selected.

The dollar amount of variable annuity payments varies during the annuity period based on changes in Annuity Unit values for the subaccounts that you choose to use in connection with your payments.

RELATIONSHIP BETWEEN SUBACCOUNT INVESTMENT PERFORMANCE AND AMOUNT OF VARIABLE ANNUITY PAYMENTS

The amount of an annuity payment depends on the average effective net investment return of a subaccount during the period since the preceding payment as follows:

    - if the return is HIGHER than 3% annually, the Annuity Unit value will INCREASE, and the second payment will be HIGHER than the first; and

    - if the return is LOWER than 3% annually, the Annuity Unit value will DECREASE, and the second payment will be LOWER than the first.

"Net investment return," for this purpose, refers to the subaccount's overall investment performance, after deduction of the mortality and expense risk, investment risk and administrative expense charges, which are assessed at an annual rate of 1.85%.

We guarantee that the amount of each variable annuity payment after the first payment will not be affected by variations in our mortality experience or our expenses.

TRANSFERS. A person receiving annuity payments may make up to four transfers a year among subaccounts or from subaccounts to the fixed account. The current procedures for these transfers are the same as we describe above under "Allocation of Purchase Payments and Contract Value--Transfers." We do not permit transfers out of the fixed account during the Annuity Period.

ANNUITY OPTIONS

You may select an annuity option or change a previous selection by written request. We must receive your request at least 30 days before the annuity commencement date. You may select one annuity form, although payments under that form may be on a combination fixed and variable basis. If no annuity form selection is in effect on the annuity commencement date, we usually automatically apply Option B (described below), with payments guaranteed for ten years. However, federal pension law may require that we make default payments under certain retirement plans pursuant to plan provisions and/or federal law. Tax laws and regulations may impose further restrictions to assure that the primary purpose of the plan is distribution of the accumulated funds to the employee.

Your contract offers the following options for fixed and variable annuity payments. Under each of the options, we make payments as of the first Valuation Date of each monthly period, starting with the annuity commencement date.

OPTION A, LIFE ANNUITY. We make no payments after the annuitant dies. It is possible for the annuitant to receive only one payment under this option if the annuitant dies before the second payment is due.

OPTION B, LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS OR 20 YEARS. We continue payments as long as the annuitant lives. If the annuitant dies before we have made all of the guaranteed payments, we continue installments of the guaranteed payments to the beneficiary.

OPTION C, JOINT AND FULL SURVIVOR ANNUITY. We continue payments as long as either the annuitant or the joint annuitant is alive. We stop payments when both the annuitant and the joint annuitant have died. It is possible for the payee or payees to receive only one payment under this option if both annuitants die before the second payment is due.

OPTION D, JOINT AND ONE-HALF CONTINGENT SURVIVOR ANNUITY. We continue payments as long as either the annuitant or the joint annuitant is alive. If the annuitant dies first, we continue payments to the joint annuitant at one-half the original amount. If the joint annuitant dies first, we continue payments to the annuitant at the original full amount. We stop payments when both the annuitant and the joint annuitant have died. It is possible for the payee or payees to receive only one payment under this option if both annuitants die before the second payment is due.

We also have other annuity options available. You can get information about these from your sales representative or by calling or writing to our home office.

DEATH OF ANNUITANT OR OTHER PAYEE

Under most annuity options offered by us, the amounts, if any, payable on the death of the annuitant during the Annuity Period are the continuation of annuity payments for any remaining guarantee period or for the life of any joint annuitant. In all cases, the person entitled to receive payments also receives any rights and privileges under the annuity form in effect.

Additional rules applicable to such distributions under Non-Qualified Contracts are described under "Federal Tax Matters--Required Distributions for Non-Qualified Contracts". Though the rules there described do not apply to contracts issued in connection with qualified plans, similar rules apply to the plans themselves.

CHARGES AND DEDUCTIONS

PREMIUM TAXES

We deduct state premium taxes as follows:

    - when imposed on purchase payments, we pay the amount on your behalf and deduct the amount from your contract value upon (1) our payment of surrender proceeds or death benefit or (2) annuitization of a contract; or
      (3) reduction of the benefit under the Fortis Guaranteed PayoutPlan benefit or

    - when imposed at the time annuity payments begin, we deduct the amount from your contract value

Applicable premium tax rates depend upon your place of residence. Currently, premium taxes and similar assessments range from 0% to 3.5% of purchase payments or the amount annuitized. Rates can change by legislation, administrative interpretations, or judicial acts.

CHARGES AGAINST THE SEPARATE ACCOUNT

We will assess certain charges against the Separate Account. These charges will be assessed as a percentage of the net assets of the Separate Account. These charges compensate us for contract risks and for administrative expenses.

MORTALITY AND EXPENSE RISK CHARGE. We assess each subaccount of the Separate Account with a daily charge for mortality and expense risk. This charge is a nominal annual rate of 1.40% of the average daily net assets of the Separate Account. We guarantee not to increase this charge for the duration of the contract. We assess this charge daily when we determine the value of an Accumulation Unit. This charge is assessed during both the Accumulation Period and the Annuity Period.

The mortality risk we bear arises from our obligation to make annuity payments (determined in accordance with the annuity tables and other provisions contained in the contract) for the full life of all Annuitants regardless of how long all Annuitants or any individual Annuitant might live. This assures that neither an Annuitant's own longevity, nor an improvement in life expectancy generally, will have an adverse effect on the annuity payments the Annuitant will receive under the contract. This relieves the Annuitant from the risk that he or she will outlive the funds accumulated for retirement.

In addition, we bear a mortality risk in that we guarantee to pay a death benefit in a single sum (which may also be taken in the form of an annuity option) upon the death of the contract owner prior to the annuity commencement date. We do not impose a surrender charge upon payment of a death benefit. This places a further mortality risk on us.

The expense risk we assume is that actual expenses incurred in connection with issuing and administering the contracts will exceed the limits on administrative charges set in the contracts.

We bear the loss if the administrative charges and the mortality and expense risk charge are insufficient to cover the expenses and costs assumed. Conversely, we profit if the amount deducted proves more than sufficient.

INVESTMENT RISK CHARGE. We bear an investment market risk associated with the Fortis Guaranteed PayoutPlan benefit. With this benefit, we bear the risk that the investment performance is insufficient to cover the guarantee of the return of your purchase payments. We assess each subaccount of the Separate Account with a daily charge for this risk at a nominal annual rate of .35% of the average daily net assets of the Separate Account.

ADMINISTRATIVE EXPENSE CHARGE. We assess each subaccount of the Separate Account with a daily charge at a nominal annual rate of .10% of the average daily net assets of the subaccount. We assess this charge during both the Accumulation Period and the Annuity Period. The daily administrative expense charge helps cover administrative expenses such as:

    - issuing contracts,

    - establishing and maintaining records relating to contracts,

    - making regulatory filings and furnishing confirmation notices,

    - voting materials and other communications,

    - providing computer, actuarial and accounting services, and

    - processing contract transactions.

The daily administrative expense charge is designed to defray expenses incurred. There is no necessary relationship between the amount of administrative charges assessed on a given contract and the amount of expenses actually incurred for that contract.

TAX CHARGE. We currently impose no charge for taxes payable by us in connection with this contract, other than for applicable premium taxes. We reserve the right to impose a charge for any other taxes that may become payable by us in the future for the contracts or the Separate Account.

The charges against the Separate Account described above are for the purposes described. We may receive a profit as a result of these charges.

SURRENDER CHARGE

We do not deduct a sales charge from purchase payments. We deduct surrender charges on certain total or partial surrenders. We use the revenue from surrender charges to partially pay our expenses in the sale of the contracts, including (1) commissions (2) promotional, distribution, and marketing expenses, and (3) costs of printing and distribution of prospectuses and sales material.

FREE SURRENDERS. You can withdraw the following amounts from the contract without a surrender charge:

    - Any purchase payments that we received more than nine years before the surrender date and that you have not previously surrendered;

    - In any contract year, up to 10% of the purchase payments that we received less than nine years before the surrender date (whether or not you have previously surrendered the purchase payments).

Surrender charges do not apply to contract earnings. Therefore, we deem purchase payments not subject to a surrender charge as withdrawn first. If all purchase payments have been withdrawn, the remaining earnings can be withdrawn without a surrender charge. We assume that all purchase payments are withdrawn before earnings are withdrawn. However, for federal income tax purposes, certain partial surrenders will be deemed to come first from earnings. See "Federal Tax Matters."

We do not impose a surrender charge on (1) annuitization or (2) payment of a single sum because the contract value is less than the minimum required to provide an annuity on the annuity commencement date or (3) payment of any death benefit.

In addition, we have an administrative policy to waive surrender charges for full surrenders of contracts that have been in force for at least ten years if the amount then subject to the surrender charge is less than 25% of the contract value. We have offered these contracts since 1999. Therefore, we have made no waivers. We reserve the right to change or terminate this practice at any time, both for new and for previously issued contracts.

AMOUNT OF SURRENDER CHARGE. We only apply surrender charges if the amount being withdrawn exceeds the sum of the amounts listed above under Free Surrenders. The surrender charges are:

  NUMBER OF YEARS
       SINCE            SURRENDER CHARGE AS A
PURCHASE PAYMENT WAS   PERCENTAGE OF PURCHASE
      CREDITED                 PAYMENT
--------------------  -------------------------
    Less than 2                       8%
At least 2 but less
       than 4                         7%
At least 4 but less
       than 5                         6%
At least 5 but less
       than 6                         5%
At least 6 but less
       than 7                         3%
At least 7 but less
       than 8                         2%
At least 8 but less
       than 9                         1%
     9 or more                        0%

We anticipate the surrender charge will not be sufficient to cover our distribution expenses. To the extent that the surrender charge is insufficient, we will pay such costs from our general account assets. Those assets will include any profit that we derive from the mortality and expense risk charge.

NURSING CARE/HOSPITALIZATION WAIVER OF SURRENDER CHARGES. We do not deduct surrender charges for a total or partial withdrawal:

    - after a covered person has been confined in a hospital or skilled health care facility for at least 60 consecutive days and the covered person continues to be confined in the hospital or skilled care facility when the request is made; or

    - within 60 days following a covered person's discharge from a hospital or skilled health care facility after confinement of at least 60 consecutive days.

Confinement must begin after the effective date of this provision.

Covered persons are the contract owner or owners and the spouse of any contract owner if the spouse is the Annuitant. We will not waive surrender charges when a confinement is due to (1) substance abuse, (2) mental or personality disorders without a demonstrable organic disease. We consider a degenerative brain disease such as Alzheimer's Disease an organic disease.

We provide this nursing care/hospitalization waiver of surrender charges by means of a rider to the contract. This rider has not been approved in all states. When you apply for a contract you should check with your Fortis Benefits representative to determine if this rider is available in your state.

DISABILITY WAIVER OF SURRENDER CHARGES. WE WILL waive surrender charges on total or partial surrenders under the following circumstances:

(1)  if you become totally disabled after the contract is issued, or

(2) if the owner is a non-natural person and the Annuitant becomes totally disabled after the contract is issued.

However, waivers of surrender charges are subject to the following conditions:

(1) We will only waive surrender charges on total or partial surrenders of purchase payments that were made prior to the owner's or the
     Annuitant's total disability, and

(2) the owner's or the Annuitant's total disability must have begun before the owner or the Annuitant has reached age 64, and

(3) the owner's or the Annuitant's total disability must have been continuous for a period of twelve months or more.

This benefit terminates on the 65th birthday of the owner, or the 65th birthday of the Annuitant if the owner is a non-natural person.

"Total Disability" means:

    - the inability to engage in an occupation for compensation or profit.

"Occupation" has one of two definitions. The applicable definition depends on the length of the disability. "Occupation" is defined as:

(1) the owner's or the Annuitant's regular occupation during the first twelve months of disability, and

(2) any job suited to the owner's or the Annuitant's education, training, or experience after the first twelve months of disability.

We provide this "Disability Waiver of Surrender Charges" by attaching a rider to the contract. This rider has not been approved in all states. You should check with your sales representative to determine if this rider is available in your state.

MISCELLANEOUS

The Separate Account invests in shares of the portfolios. Therefore, the net assets of the Separate Account will reflect the investment advisory fees and certain other expenses incurred by the portfolios and described in their prospectuses.

REDUCTION OF CHARGES

We will not impose a surrender charge under any contract owned by:

(A) Fortis, Inc. or its subsidiaries, and the following persons associated with such companies, if at the contract issue date they are:

(1)    officers and directors;

(2)    employees; or

(3) spouses of any such persons or any of such persons' children, grandchildren, parents, grandparents, or siblings--or spouses of any of these persons;

(B) Series Fund directors, officers, or their spouses (or such persons' children, grandchildren, parents or grandparents or spouses of any such persons); and

(C)  representatives or employees (or their spouses) of Fortis
Investors (including agencies) or of other broker-dealers having a sales agreement with Fortis Investors (or such persons' children, grandchildren, parents, or grandparents--or spouses of any such persons).

FIXED ACCOUNT

You may allocate purchase payments and transfer contract value to the fixed account. In this case, purchase payments and transfers of contract value are held in our general account.

Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933, and the fixed account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account, nor any interests therein, are subject to the provisions of these acts. As a result, the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the fixed account.

Disclosures regarding the fixed account may, however, be subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for the aspects of the contract involving the Separate Account and contains only selected information regarding the fixed account. More information regarding the fixed account may be obtained from our home office or from your sales representative.

GENERAL DESCRIPTION

Our obligations with respect to the fixed account are supported by our general account. Subject to applicable law, we have sole discretion over the investment of assets in our general account.

Fortis Benefits guarantees that contract value in the fixed account will accrue interest at an effective annual rate of at least 3%, independent of the actual investment experience of the general account. We may, at our sole discretion, credit higher rates of interest, although we are not obligated to credit interest in excess of the guaranteed annual rate of 3%. Any interest rate in excess of 3% per year with respect to any amount in the fixed account pursuant to a contract will not be modified more than once each calendar year. Any higher rate of interest will be quoted at an effective annual rate. The rate of any excess interest initially or subsequently credited to any amount can vary. This will depend on when the amount was originally allocated to the fixed account. Once credited, excess interest will be guaranteed and will be added to the contract value in the fixed account (from which deductions for fees and charges may be made).

Charges under the contract are the same as those applied to the Separate Account. However, the 1.85% annual charge for mortality and expense risk, investment expense risk and for administrative expenses is not imposed on amounts of contract value in the fixed account.

FIXED ACCOUNT VALUE

The contract's fixed account value on any Valuation Date is the sum of the:

    - purchase payments allocated to the fixed account, plus

    - any transfers from the Separate Account, plus

    - interest credited to the fixed account, less

    - any surrenders, surrender charges or transfers to the Separate Account.

FIXED ACCOUNT TRANSFERS, TOTAL AND PARTIAL SURRENDERS

With respect to total and partial surrenders, amounts in the fixed account are generally subject to the same rights and limitations as amounts allocated to the subaccounts of the Separate Account. Therefore, with respect to total and partial surrenders, amounts in the fixed account are also subject to the same charges as amounts allocated to the subaccounts of the Separate Account. See "Fortis Benefits and The Separate Account--Total and Partial Surrenders."

Transfers out of the fixed account have special limitations. Prior to the annuity commencement date, you may transfer part or all of the contract value from the fixed account to the Separate Account, provided that (1) no more than one transfer is made each contract year, (2) no more than 50% of the fixed account value is transferred at any time (unless the balance in the fixed account after the transfer would be less than $1,000, in which case up to the entire balance may be transferred) and (3) at least $500 is transferred at any one time (or, if less, the entire amount in the fixed account). However, we may permit a continuing request for transfer of lesser specified amounts automatically on a periodic basis. We reserve the right to discontinue or modify any such arrangements at our discretion.

No transfers from the fixed account may be made after the annuity commencement date.

GENERAL PROVISIONS

THE CONTRACT

The entire contract includes any application, amendment, rider, endorsement and revised contract pages. Only the President, Secretary and Registrar of Fortis Benefits can agree to change or waive any provision of a contract. Any change or waiver must be in writing and signed by one of these representatives of Fortis Benefits.

The contracts are non-participating and do not share in dividends or earnings of Fortis Benefits.

POSTPONEMENT OF PAYMENTS

With respect to amounts in the subaccounts of the Separate Account, payment of any amount due upon a total or partial surrender, death or under an annuity option will ordinarily be made within seven days after all documents required for such payment are received by us at our home office.

However, we may defer the determination, application or payment of any death benefit, partial or total surrender or annuity payment, to the extent dependent on Accumulation or Annuity Unit values as follows: (1) for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, (2) for any period during which any emergency exists as a result of which it is not reasonably practicable for us to determine the investment experience for the contract, or (3) for such other periods as the Securities and Exchange Commission may by order permit for the protection of investors.

Additionally, we may defer for up to 15 days the payment of any amount attributable to a purchase payment made by check to allow the check reasonable time to clear. We may also defer payment of surrender proceeds payable out of the fixed account for a period of up to 6 months.

MISSTATEMENT OF AGE OR SEX AND OTHER ERRORS

If the Annuitant's age or sex was misstated, we pay the amount that the purchase payments paid would have purchased at the correct age and sex. If we make any overpayment because of incorrect information about age or sex, or any other miscalculation, we deduct the overpayment from the next payment due. We add underpayments to the next payment. We will credit or charge the amount of any adjustment with interest at the rate of 3% annually.

ASSIGNMENT AND OWNERSHIP RIGHTS

Owners and payees may assign their rights and interests under a Qualified Contract only in certain narrow circumstances referred to in the contract. Contract owners and other payees may assign their rights and interests under Non-Qualified Contracts, including their ownership rights.

We take no responsibility for the validity of any assignment. Owners and payees must make a change in ownership rights in writing and send it to our home office. The change will be effective on the date made, although we are not bound by a change until the date we record it.

The rights under a contract are subject to any assignment of record at our home office. An assignment or pledge of a contract may have adverse tax consequences. See below under "Federal Tax Matters."

BENEFICIARY

You may name or change a beneficiary or a contingent beneficiary before the annuity commencement date. You must send a written request of the change to Fortis Benefits. Certain retirement programs may require spousal consent to name or change a beneficiary. Applicable tax laws and regulations may limit the right to name a beneficiary other than the spouse. We are not responsible for the validity of any change. A change will take effect as of the date it is signed but will not affect any payment we make or action we take before receiving the written request. We also need the consent of any irrevocably named person before making a requested change.

Upon the death of a contract owner, or the Annuitant if the Annuitant is an non-natural person, prior to the annuity commencement date the beneficiary will be deemed to be as follows:

    - If there is any surviving contract owner, the surviving contract owner will be the beneficiary (this overrides any other beneficiary designation).

    - If there is no surviving contract owner, the beneficiary will be the beneficiary designated by the contract owner.

    - If there is no surviving contract owner and no surviving beneficiary who has been designated by the contract owner, the estate of the last surviving contract owner will be the beneficiary.

REPORTS

We will mail to the contract owner, at the last known address of record, any report required by applicable law or regulation. You should therefore give us prompt written notice of any address change. Each contract owner will also be sent an annual and a semi-annual report for the portfolios and a list of the portfolio securities held in each portfolio. All reports will be mailed to the person receiving payments during the Annuity Period, rather than to the contract owner.

RIGHTS RESERVED BY FORTIS BENEFITS

We reserve the right to make certain changes if, in our judgement, they would best serve the interests of contract owners and Annuitants or would be appropriate in carrying out the purposes of the contract. We will make any change only as permitted by applicable laws. We will obtain your approval of the changes and approval from any appropriate regulatory authority if required by law. Examples of the changes we may make include:

    - To operate the Separate Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law.

    - To transfer any assets in any subaccount to another subaccount, or to one or more separate accounts, or to the fixed account; or to add, combine or remove subaccounts in the Separate Account.

    - To substitute, for the portfolio shares held in any subaccount, the shares of another portfolio or the shares of another investment company or any other investment permitted by law.

    - To make any changes required by the Internal Revenue Code or by any other applicable law in order to continue treatment of the contract as an annuity.

    - To change the time or times of day at which a Valuation Date is deemed to have ended.

    - To make any other necessary technical changes in the contract in order to conform with any action the above provisions permit us to take, including to change the way us assess charges, but without increasing, as to any then outstanding contract, the aggregate amount of the types of charges that we have guaranteed.

DISTRIBUTION

Fortis Investors, Inc. ("Fortis Investors") is the principal underwriter of the contracts. The contracts will be sold by individuals who are licensed by state insurance authorities to sell the contracts of Fortis Benefits and (1) are registered representatives of Fortis Investors or (2) are registered representatives of other broker-dealer firms, or (3) are representatives of other firms that are exempt from broker-dealer regulation. Fortis Investors and any other broker-dealer firms are (1) registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as broker-dealers and (2) members of the National Association of Securities Dealers, Inc.

Fortis Investors will pay an allowance to its registered representatives and selling brokers in varying amounts. Fortis Investors does not expect the allowances under normal circumstances to exceed 6.25% of purchase payments plus a servicing fee of .25% of contract value per year, starting in the first contract year.

Fortis Investors may, under certain flexible compensation arrangements, pay lesser or greater selling allowances and larger or smaller service fees to its registered representatives and other broker dealer firms than as set forth above. However, in such case, such flexible compensation arrangements will have actuarial present values that are approximately equivalent to the amounts of the selling allowances and service fees set forth above. Additionally, registered representatives, broker-dealer firms and exempt firms may qualify for additional compensation based upon meeting certain production standards. Fortis Investors may "chargeback" commissions paid to others if the contract upon which the commission was paid is surrendered or canceled within certain specified time periods.

Fortis Benefits or Fortis Investors may also provide additional compensation to broker-dealers in connection with sales of contracts. Compensation may include financial assistance to broker-dealers in connection with (1) conferences, (2) sales or training programs for their employees, (3) seminars for the public, (4) advertising, (5) sales campaigns regarding contracts, and (6) other broker-dealer sponsored programs or events. Compensation may also include trips taken by invited sales representatives and their family members to locations within or without the United States for business meetings or seminars. Fortis Benefits or Fortis Investors may pay travel expenses that arise from these trips.

Fortis Investors is an indirect subsidiary of Fortis (NL)N.V. and Fortis (B). Fortis Investors is under common control with Fortis Benefits. Fortis Investors' principal business address is the same as that of our home office.

FEDERAL TAX MATTERS

The following description is a general summary of the tax rules, primarily related to federal income taxes. These rules are based on laws, regulations and interpretations that are subject to change at any time. This summary is not comprehensive. We do not intend it as tax advice. Federal estate and gift tax considerations, as well as state and local taxes, may also be material. You should consult a qualified tax adviser as to the tax implications of taking any action under a contract or related retirement plan.

NON-QUALIFIED CONTRACTS

Section 72 of the Internal Revenue Code (the "Code") governs the taxation of annuities in general. Neither you nor any other person may exclude or deduct purchase payments under Non-Qualified Contracts from gross income. However, you are not currently taxed, until receipt, on any increase in the accumulated value of a Non-Qualified Contract that results from (1) the investment performance of the Separate Account or (2) interest credited to the fixed account. Contract owners who are not natural persons ARE taxed annually for any increase in the contract value subject to certain exceptions. You may wish to discuss this with your tax adviser.

The following discussion applies generally to contracts owned by natural persons.

In general, surrenders or partial withdrawals under contracts are taxed as ordinary income to the extent of the accumulated income or gain under the contract. If you assign or pledge any part of the contract value, you pay on the value so pledged or assigned to the same extent as a partial withdrawal.

With respect to annuity payment options, the tax consequences may vary depending on the option elected under the contract. Until the "investment in the contract" is recovered, generally only the portion of the annuity payment that represents the amount by which the contract value exceeds the "investment in the contract" will be taxed. In general, "investment in the contract" is the aggregate amount of purchase payments made. After recovery of the "investment in the contract", the full amount of any additional annuity payments is taxable.

For variable annuity payments, in general the taxable portion of each annuity payment (prior to recovery of the "investment in the contract") is the amount of the payment less the nontaxable portion. The nontaxable portion of each payment is the "investment in the contract" divided by the total number of expected annuity payments.

For fixed annuity payments in general, prior to recovery of the "investment in the contract," there is no tax on the amount of each payment that bears the same ratio to such payment that the "investment in the contract" bears to the total expected return under the contract. The remainder of each annuity payment is taxable. The taxable portion of a distribution (in the form of an annuity or a single sum payment) is taxed as ordinary income.

For purposes of determining the amount of taxable income resulting from distributions, all contracts, and other annuity contracts, we or our affiliates issue to you within the same calendar year will be treated as if they were a single contract.

You, or any other payee, will pay a 10% penalty on the taxable portion of a "premature distribution." Generally, an amount is a "premature distribution" UNLESS the distribution is:

    - made on or after you or another payee reach age 59 1/2, or is

    - made to a beneficiary on or after your death, or is

    - made upon your disability or that of another payee, or is

    - part of a series of substantially equal annuity payments for your life or life expectancy, or the life or life expectancy of you or your beneficiary

Premature distributions may result, for example, from:

    - an early annuity commencement date

    - an early surrender or partial surrender of a contract

    - an assignment of a contract

    - the early death of an annuitant other than you or another person receiving annuity payments under the contract

If you transfer ownership of a contract, or designate an Annuitant or a payee other than yourself, you may have certain income or gift tax consequences that are beyond the scope of this discussion. If you are contemplating any transfer or assignment of a contract, you should contact a competent tax adviser.

REQUIRED DISTRIBUTIONS FOR NON-QUALIFIED CONTRACTS

In order that a Non-Qualified Contract be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires:

    - if any person receiving annuity payments dies on or after the annuity commencement date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of the person's death; and

    - if you die prior to the annuity commencement date, the entire interest in the contract will be distributed:

      - within five years after your death, or

      - as annuity payments that will begin within one year of your death and will be made over your designated beneficiary's life or over a period not extending beyond the life expectancy of that beneficiary.

However, if the contract owner's designated beneficiary is the surviving spouse, the surviving spouse may continue the contract as the new contract owner. Where the contract owner or other person receiving payments is not a natural person, the required distributions under Section 72(s) apply on the death of the primary Annuitant.

The Internal Revenue Service has not issued regulations interpreting the requirements of Section 72(s). However, it has issued proposed regulations interpreting similar requirements for qualified plans. We intend to review and modify the contract if necessary to ensure that it complies with the requirements of Section 72(s) when clarified by regulation or otherwise.

Generally, the above requirements will be satisfied with a single sum payment where the death occurs prior to the annuity commencement date. A single sum payment will be subject to proof of the contract owner's death. The beneficiary, however, may elect by written request to receive an annuity option instead of a lump sum payment. However, if the election is not made within 60 days of the date the single sum death benefit otherwise becomes payable, the IRS may disregard the election for tax purposes and tax the beneficiary as if a single sum payment had been made.

QUALIFIED CONTRACTS

The contract may be used with several types of tax-qualified plans. The tax rules applicable to contract owners, Annuitants and other payees vary according to the type of plan and the terms and conditions of the plan itself. In general, purchase payments made under a tax qualified plan on your behalf are excludible from your gross income during the Accumulation Period. The portion, if any, of any purchase payment that is not excluded from your gross income during the Accumulation Period constitutes your "investment in the contract".

When annuity payments begin, you will receive back your "investment in the contract," if any, as a tax-free return of capital. The Code provides which portion of each payment is taxable and which portion is tax free. These rules may vary depending on the type of tax qualified plan.

The contracts are available in connection with the following types of retirement plans:

    - Section 403(b) annuity plans for employees of certain tax-exempt organizations and public education institutions;

    - Section 401 or 403(a) qualified pension, profit-sharing or annuity plans;

    - individual retirement annuities ("IRAs") under Section 408(b);

    - simplified employee pension plans ("SEPs") under Section 408(k);

    - SIMPLE IRA Plans under Section 408(p); and

    - Section 457 unfunded deferred compensation plans of tax-exempt organizations and private employer unfunded deferred compensation plans.

WITHHOLDING

Annuity payments and other amounts received under contracts are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Despite the recipient's election, the Code may require withholding from certain payments outside the United States. The Code may also require withholding from certain distributions from certain types of qualified retirement plans unless the proceeds are transferred directly from the qualified retirement plan to another qualified retirement plan. Moreover, special "backup withholding" rules may require that we disregard the recipient's election if the recipient fails to supply us with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies us that the TIN provided by the recipient is incorrect.

PORTFOLIO DIVERSIFICATION

The United States Treasury Department has adopted regulations under Section 817(h) of the Code that set forth diversification requirements for the investments underlying the Non-Qualified Contracts. We believe that the investments will satisfy these requirements. Failure to do so would result in immediate taxation to you or another person of all income credited to Non-Qualified Contracts. Also, current regulations do not provide guidance as to any circumstances in which control over allocation of values among different investment alternatives may cause you or another person to be treated as the owners of Separate Account assets for tax purposes. We reserve the right to amend the contracts in any way necessary to avoid any such result. The Treasury Department has stated that it expects to establish standards in this regard through regulations or rulings. Such standards may apply only prospectively, although retroactive application is possible if the Treasury Department considered such standards not to embody a new position.

CERTAIN EXCHANGES

Section 1035 of the Code provides generally that no gain or loss will be recognized upon the exchange of a life insurance or annuity contract for an annuity contract. Thus, a properly completed exchange pursuant to the special annuity contract exchange form we provide for this purpose is not generally a taxable event under the Code. Moreover, your investment in the contract will be the same as your investment in the contract you exchanged out of. However, an exchange from an investment that is not a life insurance or annuity contract may be a taxable event.

Various provisions of the tax laws may "grandfather" certain annuity contracts. For example, certain annuity contracts issued before January 19, 1985 may not be subject to the distribution rules of Code Section 72(s), and certain distributions from contracts issued before the same date may not be subject to the 10% penalty tax for premature distributions. In addition, if a contract contained principal on August 13, 1982, that principal may generally be withdrawn in a partial distribution before the withdrawal of any taxable gain in the contract. These provisions may be lost if a grandfathered contract is exchanged for a non-grandfathered contract.

Certain contract exchanges are subject to Code Section 1035. Where an exchange is subject to this Code Section, certain grandfathered provisions may be preserved. If your exchange is subject to Section 1035, we may be able to assist you in preserving grandfathered provisions by "tracking" amounts accumulated through past purchase payments. Payments made before or after the effective date of the Tax Equity and Fiscal Responsibility Act of 1982 may have different tax consequences. Therefore, you must provide us with an accurate history of your past purchase payments.

TAX LAW RESTRICTIONS AFFECTING SECTION 403(B) PLANS

Section 403(b)(11) of the Internal Revenue Code restricts the distribution under
Section 403(b) annuity contracts of:

(1)  elective contributions made for years beginning after December 31, 1988;

(2)  earnings on those contributions; and

(3)  earnings on amounts held as of December 31, 1988.

Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, we may not distribute income attributable to elective contributions which accrues after December 31, 1988.

VOTING PRIVILEGES

In accordance with our view of current applicable law, we will vote shares of each of the portfolios attributable to a contract at regular and special meetings of the shareholders of a portfolio. We will vote those shares in proportion to instructions we receive from the persons having the voting interest in the contract as of the record date for the corresponding portfolio shareholders meeting. Contract owners have the voting interest during the Accumulation Period. Persons receiving annuity payments have the voting interest during the Annuity Period, and beneficiaries have the voting interest after the death of the Annuitant or contract owner. However, if the Investment Company Act of 1940 or any rules thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote shares of the portfolios in our own right, we may elect to do so.

We determine the number of shares of a portfolio attributable to a contract as follows:

    - During the Accumulation Period, we divide the amount of contract value in a subaccount by the net asset value of one share of the portfolio corresponding to that subaccount. We make this calculation as of the record date for the applicable portfolio.

    - During the Annuity Period, or after the death of the Annuitant or owner, we make a similar calculation. However, for subaccount value we use the liability for future variable annuity payments allocable to that subaccount as of the record date for the applicable portfolio. We calculate the liability for future variable annuity payments on the basis of the following on the record date:

      - mortality assumptions,

      - the assumed interest rate used in determining the number of Annuity Units under the contract, and

      - the applicable Annuity Unit value.

During the Annuity Period, the number of votes attributable to a contract will generally decrease since funds set aside to make the annuity payments will decrease.

Under certain contracts, we will vote portfolio shares according to instructions we receive from the contract owner. However, we adjust this policy where the Annuitant or payee is not the contract owner. Under this circumstance, the Annuitant or payee may instruct the contract owner who, in turn, relays this instruction to us. We will vote those portfolio shares that we can attribute to the purchase payments of the Annuitant or payee in accordance with the instruction relayed to us. In addition, in certain circumstances such as an employee benefit plan, we allow the Annuitant or payee to direct how we vote additional shares beyond those that we can attribute to the purchase payments of the Annuitant or payee. However, we do so only to the extent authorized by the contract. We compute the number of shares that may be attributed to the Annuitant of payee on a basis consistent with that for attributing portfolio shares to contract owners, as described above.

Contract owners are to instruct Fortis Benefits to vote in accordance with such directions from Annuitants and payees. Furthermore, contract owners are to instruct us to vote shares of any portfolio for which directions could have been but were not received from Annuitants and other payees in the same proportion as other shares in that portfolio attributable to the contract owner which are to be voted in accordance with directions received from Annuitants and other payees. The contract owner may instruct us as to the voting of any other shares attributable to contracts as the contract owner may determine. The Separate Account and Fortis Benefits do not have any obligation to determine whether or not voting directions are requested or received by a contract owner or whether or not a contract owner has instructed us in accordance with directions given by Annuitants and other payees.

We will vote shares for which we have not received timely instructions, and any shares attributable to excess amounts we have accumulated in the related subaccount, in proportion to the voting instructions which we receive for all contracts and other variable annuity contracts participating in a portfolio. To the extent that we or any affiliated company holds any shares of a portfolio, those shares will be voted in the same proportion as instructions for that portfolio from all our policy owners holding voting interests in that portfolio. Shares held by separate accounts other than the Separate Account will in general be voted in accordance with instructions of participants in such other separate accounts. This diminishes the relative voting influence of the contracts.

Each person having a voting interest in a subaccount of the Separate Account will receive proxy material, reports and other materials relating to the appropriate portfolio. Under the procedures described above, these persons may give instructions regarding:

    - the election of the Board of Directors of the portfolios,

    - ratification of the selection of a portfolio's independent auditors,

    - the approval of the investment managers of a portfolio,

    - changes in fundamental investment policies of a portfolio, and

    - all other matters that are put to a vote of portfolio shareholders

STATE REGULATION

We are subject to regulation and supervision by the Commerce Department of the State of Minnesota, which periodically examines our affairs. We are also subject to the insurance laws and regulations of all jurisdictions where we are authorized to do business. We intend to satisfy the necessary requirements to sell contracts in the District of Columbia and in all states other than New York as soon as possible.

LEGAL MATTERS

David A. Peterson, Esquire, Vice President and Assistant General Counsel with our legal department has passed on the legality of the contracts described in this prospectus. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised Fortis Benefits on certain federal securities law matters.

YEAR 2000 ISSUES

At Fortis Benefits, we use computer systems to process policy transactions and valuations. We need to adjust these computer systems so that we may continue to administer policies after the Year 2000. Fortis Benefits is devoting all resources necessary to make these systems modifications, and we expect that the necessary changes will be completed on time, with no disruption to our policy servicing operations. However, as with most system conversion projects, risks and uncertainties exist. In part, this is due to our necessary reliance on third party vendors. Nonperformance by any of these entities, or other unforeseen circumstances, could have a material adverse impact on our ability to service policies. As such, we are closely monitoring these entities to avoid any unforeseen circumstances. See the Note entitled "Year 2000" in the Fortis Financial Statements in the Statement of Additional Information.

CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Fortis Benefits................................
Calculation of Annuity Payments................
Services.......................................
Safekeeping of Separate Account Assets.........
Principal Underwriter..........................
Limitation On Allocations......................
Change of Investment Adviser or Investment
 Policy........................................
Taxation Under Certain Retirement Plans........
Other Information..............................
Financial Statements...........................
APPENDIX A--Performance Information............

APPENDIX A--SAMPLE DEATH BENEFIT CALCULATIONS

Date of Death is the 3rd Contract Anniversary:                                               Example 1    Example 2
                                                                                            -----------  -----------
  a. Purchase Payments Made Prior to Date of Death                                           $  30,000    $  30,000
  b. Purchase Payments Made Prior to Date of Death, accumulated at 5%                        $  34,729    $  34,729
  c. Contract Value on Date of Death                                                         $  25,000    $  37,000
Death Benefit is the larger of a, b, and c                                                   $  34,729    $  37,000


Date of Death is the 5th Contract Anniversary:                                               Example 1    Example 2
                                                                                            -----------  -----------
  a. Purchase Payments Made Prior to Date of Death                                           $  30,000    $  30,000
  b. Purchase Payments Made Prior to Date of Death, accumulated at 5%                        $  38,288    $  38,288
  c. Contract Value on Date of Death                                                         $  40,000    $  45,000
Death Benefit is larger of a, b, and c                                                       $  40,000    $  45,000

Date of Death is the 10th Contract Anniversary:                                              Example 1    Example 2
                                                                                            -----------  -----------
  a. Purchase Payments Made Prior to Date of Death                                           $  30,000    $  30,000
  b. Purchase Payments Made Prior to Date of Death, accumulated at 5%                        $  48,867    $  48,867
  c. Contract Value on Date of Death                                                         $  25,000    $  60,000
Death Benefit is the larger of a, b, and c                                                   $  48,867    $  60,000

APPENDIX B--EXPLANATION OF EXPENSE CALCULATIONS

The expense for a given year is calculated by multiplying the projected beginning of the year policy value by the total expense rate. The total expense rate is the sum of the variable account expense rate plus the total portfolio expense rate plus the annual administrative charge rate.

The policy values are projected by assuming a single payment of $1,000 grows at an annual rate equal to 5% reduced by the total expense rate described above.

For example, the 3 year expense for the Growth Stock Series, is calculated as follows:

           Total Variable Account Annual Expenses                                                                     1.85%
+          Total Series Fund Operating Expenses                                                                        .65%
=          Total Expense Rate                                                                                         2.50%

Year 1 Beginning Policy Value = $1000.00
Year 1 Expense = 1000.00 X .0250 = $25.00

Year 2 Beginning Policy Value = $1025.00
Year 2 Expense = 1025.00 X .0250 = $25.63

Year 3 Beginning Policy Value = $1050.62
Year 3 Expense = 1050.62 X .0250 = $26.27

So the cumulative expenses for years 1-3 for the Growth Stock Series are equal to $25.00 + $25.63 + $26.27 = $76.90

If the contract is surrendered, the surrender charge is the surrender charge percentage times the purchase payment minus the 10% free withdrawal amount:

   Surrender Charge                   (Initial                    10% Free                    Surrender
      Percentage             X         Premium         -         Withdrawal)         =          Charge

    0.07 x ($1000.00 - $100.00) = $63.00

So the total expense if surrendered is $76.90 + $63.00 = $139.90

APPENDIX C--PRO RATA ADJUSTMENTS

Pro rata adjustments are made for withdrawals in calculating the death benefit payable under the contract. The benefit is described under the section of this prospectus entitled Benefit Payable on Death of Contract Owner (or Annuitant).

Under the death benefit set forth as (3) in "Benefit Payable on Death of Contract Owner (or Annuitant)", the pro rata adjustment for a given withdrawal is equal to:

(a)   the withdrawn amount, divided by

(b) the contract value immediately before the amount was withdrawn, the result multiplied by

(c)   the quantity equal to:

       (i) the "Roll-Up Amount" prior to the withdrawal, plus

      (ii) any purchase payments made on or after the date either the contract owner first reaches his or her 86th birthday and before the given withdrawal, reduced by

      (iii) pro rata adjustments for any withdrawals made on or after the date either the contract owner first reaches his or her 86th birthday and before the given withdrawal.

         Individual Flexible Premium Deferred Variable Annuity Contracts
                           (Income Preferred Annuity)
                                    Issued by

                        FORTIS BENEFITS INSURANCE COMPANY

                       STATEMENT OF ADDITIONAL INFORMATION

                                September 1, 1999

This Statement of Additional Information is not a Prospectus. It is intended that this Statement of Additional information be read in conjunction with the Prospectus for a flexible premium deferred variable annuity contract ("Contract"), dated September 1, 1999. A copy of the Prospectus may be obtained without charge from Fortis Investors, Inc. 1-800-800-2000, ext. 3057; mailing address: P.O. Box 64272, St. Paul, MN 55164. The Contracts are issued by Fortis Benefits through its Variable Account D (the "Separate Account").


TABLE OF CONTENTS
Fortis Benefits...............................................................2
Calculation of Annuity Payments...............................................2
Services
  -  Safekeeping of Separate Account Assets...................................3
  -  Principal Underwriter ...................................................3
Limitation on Allocations.....................................................4
Change of Investment Adviser or Investment Policy.............................4
Taxation Under Certain Retirement Plans.......................................4
Other Information.............................................................8
Financial Statements..........................................................9
Appendix A - Performance Information........................................A-1


In order to supplement the description in the Prospectus, the following provides additional information about the Contract and other matters which may be of interest to Contract Owners, Annuitants and Beneficiaries. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading "Special Terms Used in This Prospectus."

FORTIS BENEFITS

Fortis Benefits Insurance Company, the issuer of the Contracts, is a Minnesota corporation qualified to sell life insurance and annuity contracts in the District of Columbia and in all states except New York. Fortis Benefits is a wholly-owned subsidiary of Interfinancial Company, Inc., which itself is a wholly-owned subsidiary of Fortis, Inc. Fortis, Inc. is a corporation based in New York, which manages the United States operations of Fortis(NL) N.V. and Fortis (B). Fortis, Inc. is wholly-owned by AMEV/VSB 1990. The latter is 50% owned by Fortis (NL) N.V. and 50% owned, through certain subsidiaries, by Fortis
(B).

Fortis (NL) N.V. is a publicly-traded, multi-national insurance and financial services group headquartered in The Netherlands. Fortis (NL) N.V. is an international financial services firm that has been in business since 1847. It is one of the largest holding companies in Europe with subsidiary companies in twelve countries on four continents. Fortis (NL) N.V. is the third largest insurance company in the Netherlands. Fortis (B) is a multi-national insurance, real estate and financial services firm that has been in business since 1824. It has subsidiary companies in eight countries. Fortis (B) is one of the largest life insurance companies in Belgium. Fortis (NL) N.V. and Fortis (B) have combined assets of approximately $390 billion.

Best's Insurance Reports has assigned Fortis Benefits a rating of A (Excellent) for financial position and operating performance. Fortis Benefits has a rating of AA from Standard & Poor's. As defined by Standard & Poor's, insurers rated AA offer "excellent financial security." These ratings represent such rating agencies' independent opinion of Fortis Benefits' financial strength and ability to meet policy holder obligations, but have no relevance to the performance and quality of the assets in Subaccounts of the Variable Account.

CALCULATION OF ANNUITY PAYMENTS

FIXED ANNUITY OPTION

The amount of each annuity payment under a Fixed Annuity Option is fixed and guaranteed by Fortis Benefits. Monthly fixed annuity payments will start as of the end of the Valuation Period that contains the Annuity Commencement Date. At that time, the Contract Value of the Contract is computed and that portion of the Contract Value which will be applied to the Fixed Annuity Option selected is determined. The amount of the first monthly payment under the Fixed Annuity Option selected will be at least as large as would result from using the annuity tables contained in the Contract to apply such amount of Contract Value to the annuity form selected. The dollar amounts of any fixed annuity payments after the first are specified during the entire period of annuity payments according to the provisions of the annuity form selected.

VARIABLE ANNUITY OPTION

ANNUITY UNITS. To the extent a Variable Annuity Option has been selected, we convert the Accumulation Units for each Subaccount of the Separate Account into Annuity Units for each Subaccount at their values determined as of the end of the Valuation Period which contains the Annuity Commencement Date. As of such time, any Fixed Account Value to be applied to a Variable Annuity Option is also converted to Annuity Units in the Subaccounts selected based on the then-current Annuity Unit value. The initial number of Annuity Units in each Subaccount is determined by dividing the amount of the initial monthly variable annuity payment (see "Variable Annuity Option--Variable Annuity Payments," below) allocable to that Subaccount by the value of one Annuity Unit in that Subaccount as of the time of the conversion. The number of Annuity Units for each Subaccount will remain constant, as long as an annuity remains in force and the allocation among the Subaccounts has not changed.

The value of each Subaccount's Annuity Units will vary to reflect the investment experience of that Subaccount as well as charges deducted from the Subaccount. The value of each Subaccount's Annuity Units is equal to the prior value of the Subaccount's Annuity Units multiplied by the net investment factor for that Subaccount

(discussed in the Prospectus under "Contract Value") for the Valuation Period ending on that Valuation Date, with an offset for the 3% assumed interest rate used in the annuity tables of the Contract.

VARIABLE% ANNUITY PAYMENTS. Variable annuity payments start at the end of the Valuation Period that contains the Annuity Commencement Date, and will vary in amount as the related Annuity Unit values vary. The amount of the first monthly payment is shown on the annuity tables contained in the Contract for each $1,000 of Contract Value applied to the Variable Annuity Option selected as of the end of such Valuation Period. The first variable annuity payment is, in effect, allocated among the Subaccounts in the same proportion as the Contract Value is allocated among the Subaccounts upon commencement of annuity payments.

Payments after the first will vary in amount and are determined on the first Valuation Date of each subsequent monthly period. If the monthly payment under the annuity form selected is based on the value of Annuity Units of a single Subaccount, the monthly payment is found by multiplying the number of the Contract's Annuity Units for that Subaccount by the Annuity Unit value of such Subaccount as of the first Valuation Date in each monthly period following the Annuity Commencement Date. If the monthly payment under the Variable Annuity Option selected is based upon the value of Annuity Units in more than one Subaccount, this is repeated for each applicable Subaccount. The sum of these payments is the variable annuity payment.

GENDER OF ANNUITANT

The amount of each annuity payment ordinarily will be higher for a male Annuitant than for a female Annuitant of the same age with an otherwise identical Contract. This is because, statistically, females tend to have longer life expectancies than males. However, there will be no differences between male and female Annuitants in any jurisdiction, including Montana and Massachusetts, where such differences are not permitted. We will also make available Contracts with no such differences in connection with certain employer-sponsored benefit plans. Employers should be aware that, under most such plans, Contracts that make distinctions based on gender are prohibited by law.

SERVICES

SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

Title to the assets of the Separate Account is held by Fortis Benefits. The assets of the Separate Account are kept segregated and held separate and apart from Fortis Benefit's other assets. Fortis Advisers, Inc., an affiliate of Fortis Benefits, maintains records of all purchases and redemptions of shares of Fortis Series Fund, Inc. held by each of the Subaccounts of the Separate Account.

PRINCIPAL UNDERWRITER

Fortis Investors, Inc. ("Fortis Investors"), the principal underwriter of the Contracts, is a Minnesota corporation and a member of the Securities Investors Protection Corporation. The offering of the Contracts is continuous, and Fortis Investors does not anticipate discontinuing the offering of the Contracts, although it reserves the right to do so. Fortis Benefits paid a total of $30,567,607, $30,705,769 and $32,874,801 to Fortis Investors for annuity contract distribution services during 1996, 1997 and 1998 respectively. Of these totals, the sums of $7,531,629, $5,091,431 and $5,389,151 for the years 1996,
1997 and 1998 respectively, was not reallowed to other broker-dealers. Contracts will be issued for Annuitants from ages zero to ninety in all states, except that the maximum age is 74 1/2 in Washington state. Contracts are not currently available in New Jersey and New York.


LIMITATION ON ALLOCATIONS

Under the Contract, Fortis Benefits reserves the right to control the amount of any assets in any investment alternative. Pursuant to this authority, Fortis Benefits has established the following administrative procedures for the protection of the interests of all investors participating in Fortis Series'
Portfolios: a Contract Owner may not invest, allocate, transfer or exchange Contract Value into any Subaccount if the value allocated to that Subaccount under the Contract (and under any other insurance or annuity contracts directly or indirectly controlled by the same person, jointly or individually) would immediately thereafter equal 25% or more of the related Fortis Series Portfolio's net assets. Fortis Benefits reserves the right to modify these procedures at any time.

CHANGE OF INVESTMENT ADVISER OR INVESTMENT POLICY

Unless otherwise required by law or regulation, and subject to Fortis Advisers, Inc.'s right to terminate its investment advisory arrangements with Fortis Series, neither the investment adviser nor any investment policy may be changed without the consent of Fortis Benefits. No investment policy will be changed unless a statement of change is filed with and approved by the Commerce Commissioner of the State of Minnesota. If required, approval of or change of any investment objective will be filed with the Insurance Department of each state where Contracts have been delivered. The Contract Owner (or, after annuity payments start, the Annuitant) will be notified of any material investment policy change which has been approved. Notification of an investment policy change will be provided to Contract Owners prior to its implementation by the Separate Account if Contract Owner comment or vote is required for such change.

TAXATION UNDER CERTAIN RETIREMENT PLANS

Federal income tax information concerning the purchase of Contracts for specific types of retirement plans is set forth below. You should also refer to "Federal Tax Matters" in the Prospectus. The tax information provided is not comprehensive, and you should consult a qualified tax adviser before taking any action in connection with a retirement plan.

SECTION 403(b) ANNUITIES FOR EMPLOYEES OF CERTAIN TAX-EXEMPT ORGANIZATIONS OR PUBLIC EDUCATIONAL INSTITUTIONS

PURCHASE PAYMENTS. Under Section 403(b) of the Internal Revenue Code ("Code"), payments made by certain employers (i.e., tax-exempt organizations meeting the requirements of Section 501(c)(3) of the Code, or public educational institutions) to purchase Contracts for their employees are excludible from the gross income of employees to the extent that such aggregate purchase payments do not exceed certain limitations prescribed by the Code. This is the case whether the purchase payments are a result of voluntary salary reduction amounts or employer contributions. Salary reduction payments are, however, subject to FICA (social security) taxes.

TAXATION OF DISTRIBUTIONS. Distributions from a Section 403(b) tax-deferred annuity contract are taxed as ordinary income to the recipient as described under "Federal Tax Matters" in the Prospectus. Taxable distributions received before the employee attains age 59 1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are excepted from this penalty tax, including distributions following the employee's death, disability, separation from service after age 55, separation from service at any age if the distribution is in the form of an annuity for the life (or life expectancy) of the employee (or the employee and Beneficiary) and distributions not in excess of deductible medical expenses. In addition, no distributions of voluntary salary reduction amounts made for years after December 31, 1988 (plus earnings thereon and earnings on Contract values as of December 31, 1988) will be permitted prior to one of the following events: attainment of age 59 1/2 by the employee or the employee's separation from service, death, disability or hardship. (Hardship distributions will be limited to the lesser of the amount of the hardship or the amount of salary reduction contributions, exclusive of earnings thereon.)

REQUIRED DISTRIBUTIONS. Generally, distributions from Section 403(b) annuities must commence not later than April 1 of the calendar year following the calendar year in which the employee attains age 70 1/2, and such distributions must be made over a period that does not exceed the life expectancy of the employee (or the employee and Beneficiary). A penalty tax of 50% would be imposed on any amount by which the minimum required distribution in any year exceeded the amount actually distributed in that year. In addition, in the event that the employee dies before his or her entire interest in the Contract has been distributed, the employee's entire interest must be distributed in accordance with rules similar to those applicable upon the death of the Contract Owner in the case of a Non-Qualified Contract, as described in the Prospectus. Certain of these and other provisions are incorporated in a special endorsement attached to Contracts that are intended to qualify under Section 403(b), and reference should be made to that endorsement for its complete terms.

TAX FREE EXCHANGES AND ROLLOVERS. The Code provides for the tax-free exchange of one Section 403(b) annuity contract for another Section 403(b) annuity contract, and the IRS has ruled (Revenue Ruling 90-24) that amounts transferred may qualify as tax-free transfers under certain circumstances. In addition, Section 403(b)(8) of the Code permits tax-free rollovers from Section 403(b) programs to individual retirement annuities or other Section 403(b) programs under certain circumstances.

SECTION 401 QUALIFIED PENSION, PROFIT-SHARING OR ANNUITY PLANS

PURCHASE PAYMENTS. Subject to certain limitations prescribed by the Code, purchase payments made by an employer (or a self-employed individual) under a pension, profit-sharing or annuity plan qualified under Section 401 or
Section 403(a) of the Code are generally deductible by the employer and excluded from the taxable income of the employee for federal income tax purposes, whether made under a salary reduction agreement or directly by employer contributions. Salary reduction payments are, however, subject to FICA (social security) taxes. Purchase payments made directly by an employee generally are made on an after-tax basis.

TAXATION OF DISTRIBUTIONS. Distributions from Contracts purchased under these qualified plans are taxable as ordinary income, except to the extent allocable to an employee's after-tax contributions, as described under "Federal Tax Matters--Qualified Plans," in the Prospectus. However, if an employee or other payee receives a "lump sum" distribution, as defined in the Code, from an exempt employees' trust, the taxable portion of the distribution may be subject to special tax treatment. For most individuals receiving lump sum distributions after attaining age 59 1/2, the rate of tax may be determined under a special 5-year income averaging provision. Those who attained age 50 by January 1, 1986 may instead elect to use a 10-year income averaging provision based on the income tax rates in effect for 1986. Taxable distributions received prior to attainment of age 59 1/2 under a Contract purchased under a qualified plan are subject to the same 10% penalty tax (and the same exceptions) as described above with respect to Section 403(b) annuity contracts.

REQUIRED DISTRIBUTIONS. The minimum distribution requirements for these qualified plans are generally the same as described above with respect to
Section 403(b) annuity contracts.

TAX-FREE ROLLOVERS. If, within 60 days of receipt, an employee who receives a single sum distribution transfers all of the taxable amount received to another plan qualified under Section 401 or 403(a), or to an individual retirement account or annuity as provided for under the Code, the transferred amount will not be taxed in the year of distribution. Certain "partial" distributions may also qualify for tax-free rollover treatment, but only if transferred to an individual retirement account or annuity. However, income tax may be required to be withheld from the distribution unless the distribution is transferred directly from the qualified plan to an individual retirement account or annuity.

INDIVIDUAL RETIREMENT ANNUITIES

PURCHASE PAYMENTS. Individuals may make contributions for individual retirement annuity ("IRA") Contracts. Deductible contributions for any year may be made up to the lesser of $2,000 or 100% of compensation for individuals who (1) are not (and whose spouses are not) active participants in another retirement plan, (2) are unmarried and have adjusted gross income of $25,000 or less, or (3) are married and have adjusted gross income of $40,000 or less. An individual may also establish an IRA for his or her spouse if they file a joint return for the taxable year and his or her spouse earns less than the individual does for that year. The annual purchase payments for both spouses' Contracts cannot exceed the lesser of $4,000 or 100% of the couple's combined earned income, and no more than $2,000 may be contributed to either spouse's IRA for any year. Individuals who are active participants in other retirement plans and whose adjusted gross income (with certain special adjustment) exceed the cut-off point ($25,000 for unmarried, $40,000 for married persons filing jointly, and $0 for married persons filing a separate return) by less than $10,000 are entitled to make deductible IRA contributions in proportionately reduced amounts. For example, a married individual who is an active participant in another retirement plan and files a separate tax return is entitled to a partial IRA deduction if the individual's adjusted gross income is less than $10,000 and no IRA deduction if his or her adjusted gross income is equal to or greater than $10,000.

An individual may make non-deductible IRA contributions to the extent of (1) the lesser of $2,000 ($4,000 in the case of a spousal IRA) or 100% of compensation over (2) the IRA deductible contribution made with respect to the individual.

An individual may not make any contributions to his/her own IRA for the year in which he/she reaches age 70 1/2 or for any year thereafter. Contributions to a spouse's IRA may not be made for any year in which that spouse reaches age 70 1/2 or for any year thereafter.

TAXATION OF DISTRIBUTIONS. Distributions from IRA Contracts are taxed as ordinary income to the recipient, although special rules exist for the tax-free return of non-deductible contributions. In addition, taxable distributions received under an IRA Contract prior to age 59 1/2 are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are exempted from this penalty tax including distributions following the owner's death or disability or distribution in the form of an annuity for the life (or life expectancy) of the owner (or the owner and beneficiary), or distributions not in excess of deductible medical expenses or certain distributions to pay health insurance premiums after an extended period of unemployment.

REQUIRED DISTRIBUTIONS. The minimum distribution requirements for IRAs are generally the same as described above with respect to Section 403(b) annuity contracts. Certain of these and other provisions are incorporated in a special endorsement attached to IRA Contracts, and reference should be made to that endorsement for its complete terms.

TAX-FREE ROLLOVERS. The Code permits funds to be transferred in a tax-free rollover from a qualified employer pension, profit-sharing, annuity, bond purchase or tax-deferred annuity plan to an IRA Contract if certain conditions ARE met, and if the rollover of assets is completed within 60 days after the distribution from the qualified plan is received. In addition, not more frequently than once every twelve months, amounts may be rolled over tax-free from one IRA to another, subject to the 60-day limitation and other requirements. The once-per-year limitation on rollovers does not apply to direct transfers of funds between IRA custodians or trustees.

SIMPLIFIED EMPLOYEE PENSION PLANS

PURCHASE PAYMENTS. Under Section 408(k) of the Code, employers may establish a type of IRA plan referred to as a simplified employee pension plan (SEP). Employer contributions to a SEP cannot exceed the lesser of $24,000 or 15% of the employee's earned income. Employees of certain small employers may have contributions made to a special kind of SEP (SARSEP) on their behalf on a salary reduction basis if the SARSEP plan was in effect on December 31, 1996. These salary reduction contributions may not exceed $9,500 in 1997, which is indexed for inflation. Employees of tax-exempt organizations and state or local government agencies have never been eligible for the salary reduction type of SEP.

TAXATION OF DISTRIBUTIONS. Generally, distribution payments from SEPs are subject to the same distribution rules described above for IRAs.

REQUIRED DISTRIBUTIONS. SEP distributions are subject to the same minimum required distribution rules described above for IRAs.

TAX-FREE ROLLOVERS. Generally, rollovers and direct transfers may be made to and from SEPs in the same manner as described above for IRAs, subject to the same conditions and limitations. Rollovers to other IRAs, excluding SIMPLE IRAs are also possible. Special rules apply if the rollover is from a SARSEP IRA.

PURCHASE PAYMENTS: Under Section 408(p) of the Code, small employers may establish a type of IRA plan referred to as a Savings Incentive Match Plan for Employees (SIMPLE Plan). An employee may contribute annually through his or her employer a pre-tax salary reduction contribution not to exceed the lesser of $6,000 or 100% of compensation. The employer must annually either (1) match the employee contribution dollar for dollar up to 3% of pay, or (2) make a 2% of pay contribution for each eligible employee regardless of whether the employee makes any salary reduction contribution. In two out of every five years, the employer has the option to reduce the matching contribution as low as 1% of pay but advance notice must be provided to employees.

TAXATION OF DISTRIBUTIONS: Generally, distributions from SIMPLE IRA Plans are subject to the same distribution rules described above for IRAs. However, if an individual withdraws any amount from his SIMPLE IRA Plan within the first two years of his or her commencement of participation in the employer's SIMPLE IRA Plan, the 10% penalty tax for premature distribution, if such tax applies, will be increased to 25%.

REQUIRED DISTRIBUTIONS: SIMPLE distributions are subject to the same minimum distribution rules described above for IRAs.

TAX-FREE ROLLOVERS: Generally, rollovers and direct transfers may be made to and from SIMPLE IRAs in the same manner as described above for IRAs, subject to the same conditions and limitations. Rollovers or transfers to other IRAs, other than SIMPLE IRAs, are also possible but only after the second anniversary of commencement of participation in the employer's SIMPLE IRA Plan.

SECTION 457 UNFUNDED DEFERRED COMPENSATION PLANS OF PUBLIC EMPLOYERS AND TAX-EXEMPT ORGANIZATIONS

PURCHASE PAYMENTS. Under Section 457 of the Code, all individuals who perform services for a state or local government or governmental agency may participate in a deferred compensation program. Other tax-exempt employers may establish unfunded deferred compensation plans under Section 457 for employees and/or independent contractors.

Though not actually a qualified plan as that term is normally used, this type of program allows individuals to defer the receipt of compensation that otherwise would be currently payable and therefore to defer the payment of federal income taxes on such amounts. Assuming that the program meets the requirements to be considered an eligible deferred compensation plan (an "EDCP"), an individual may contribute (and thereby defer from current income for tax purposes) the lesser of $7,500 or 33-1/3% of the individual's includible compensation. (Includible compensation means compensation from the employer which would be currently includible in gross income for federal tax purposes.) In addition, during the last three years before an individual attains normal retirement age, additional "catch-up" deferrals are permitted.

The amounts which are deferred may be used by the employer to purchase the Contracts offered by this Prospectus. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The employee has no rights or interest in the Contract and is entitled only to payment in accordance with the EDCP provisions.

TAXATION OF DISTRIBUTIONS. Amounts received by an individual from an EDCP are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.


DISTRIBUTIONS BEFORE SEPARATION FROM SERVICE. Distributions generally are not permitted under an EDCP prior to separation from service or reaching age 70 1/2, except in cases of severe financial hardship. Hardship distributions are includible in the gross income of the individual in the year in which paid.

REQUIRED DISTRIBUTIONS. The distribution requirements for these qualified plans are generally the same as described above with respect to Section 403(b) annuity contracts. However, if distributions do not commence before the employee's death, the entire interest in the Contract must be distributed within 15 years if the beneficiary is not the employee's surviving spouse.

TAX-FREE TRANSFERS. The Code permits the tax-free direct transfer of EDCP amounts to another EDCP, subject to certain conditions. Any transfer must be with employer consent.




PRIVATE EMPLOYER UNFUNDED DEFERRED COMPENSATION PLANS

PURCHASE PAYMENTS. Private taxable employers may establish unfunded, non-qualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors. Certain arrangements of tax-exempt employers entered into prior to August 16, 1986, and not subsequently modified, are also subject to the rules for private taxable employer deferred compensation plans discussed below. (Unfunded deferred compensation plans of other tax-exempt employers are generally subject to the requirements of Section 457.)

These types of programs allow individuals to defer receipt of up to 100% of compensation which would otherwise be includible in income and therefore to defer the payment of federal income taxes on such amounts. Purchase payments made by the employer, however are not immediately deductible by the employer, and the employer is currently taxed on any increase in Contract Value.

Deferred compensation plans represent a contractual promise on the part of the employer to pay current compensation at some future time. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The individual has no right or interest in the Contract and is entitled only to payment from the employer's general assets in accordance with plan provisions.

TAXATION OF DISTRIBUTIONS. Amounts received by an individual from a private employer deferred compensation plan are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.


OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

Fortis Benefits relies upon an SEC No-Action letter dated December 22, 1988 providing relief from certain restrictions provided in the Investment Company Act of 1940 relative to restrictions on redemptions and it complies with its conditions.


FINANCIAL STATEMENTS

The financial statements of Fortis Benefits that are included in this Statement of Additional Information should be considered only as bearing on the ability of Fortis Benefits to meet its obligations under the Contracts. This Statement of Additional Information contains no financial statements for the Subaccounts of the Variable Account because the available Subaccounts of the Variable Account have not yet commenced operations, has no assets or liabilities, and has received no income nor incurred any expenses as of the date of this Statement of Additional Information.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Fortis Benefits Insurance Company

We have audited the accompanying balance sheets of Fortis Benefits Insurance Company, an indirect, wholly-owned subsidiary of Fortis (B) and Fortis (NL) N.V., as of December 31, 1998 and 1997, and the related statements of income, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortis Benefits Insurance Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                    /s/ Ernst & Young, LLP
February 19, 1999
Minneapolis, MN

BALANCE SHEETS
FORTIS BENEFITS INSURANCE COMPANY
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     DECEMBER 31
                                                              -------------------------
                                                                 1998          1997
                                                              -----------   -----------
ASSETS
Investments:
  Fixed maturities, at fair value (amortized cost
   1998--$2,315,904; 1997--$2,325,589)......................  $ 2,402,343   $ 2,415,915
  Equity securities, at fair value (cost 1998--$141,947;
   1997--$88,719)...........................................      157,851       109,832
  Mortgage loans on real estate, less allowance for possible
   losses (1998 and 1997--$11,085)..........................      610,131       602,064
  Policy loans..............................................       74,950        68,566
  Short-term investments....................................       31,868        70,537
  Real estate and other investments.........................       56,297        55,035
                                                              -----------   -----------
                                                                3,333,440     3,321,949

Cash and cash equivalents...................................          668         9,901

Receivables:
  Uncollected premiums......................................       61,883        74,220
  Reinsurance recoverable on unpaid and paid losses.........       14,853        13,852
  Other.....................................................       17,641        19,762
                                                              -----------   -----------
                                                                   94,377       107,834
Accrued investment income...................................       42,831        47,376
Deferred policy acquisition costs...........................      331,938       291,742
Property and equipment at cost, less accumulated
 depreciation...............................................       30,712        42,773
Deferred federal income taxes...............................       17,904        15,037
Other assets................................................        3,923         4,250
Assets held in separate accounts............................    3,742,403     2,978,622
                                                              -----------   -----------
TOTAL ASSETS................................................  $ 7,598,196   $ 6,819,484
                                                              -----------   -----------
                                                              -----------   -----------

                            See accompanying notes.

FORTIS BENEFITS INSURANCE COMPANY
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     DECEMBER 31
                                                              -------------------------
                                                                 1998          1997
                                                              -----------   -----------
POLICY RESERVES, LIABILITIES AND SHAREHOLDER'S EQUITY
POLICY RESERVES AND LIABILITIES:
  Future policy benefit reserves:
    Traditional life insurance..............................  $   450,776   $   449,017
    Interest sensitive and investment products..............    1,238,125     1,264,227
    Accident and health.....................................      861,334       792,249
                                                              -----------   -----------
                                                                2,550,235     2,505,493
  Unearned revenues.........................................       13,393        10,653
  Other policy claims and benefits payable..................      255,350       260,596
  Policyholder dividends payable............................        8,189         8,197
                                                              -----------   -----------
                                                                2,827,167     2,784,939

  Debt......................................................       20,141        26,433
  Accrued expenses..........................................       57,860        49,909
  Current income taxes payable..............................        4,168        10,549
  Other liabilities.........................................       86,226       113,222
  Due to affiliates.........................................        9,479         6,925
  Liabilities related to separate accounts..................    3,707,687     2,947,401
                                                              -----------   -----------
TOTAL POLICY RESERVES AND LIABILITIES.......................    6,712,728     5,939,378

COMMITMENTS AND CONTINGENCIES
SHAREHOLDER'S EQUITY:
  Common Stock, $5 par value:
    Authorized, issued and outstanding shares--1,000,000....        5,000         5,000
  Additional paid-in capital................................      468,000       468,000
  Retained earnings.........................................      344,605       332,723
  Accumulated other comprehensive income....................       67,863        74,383
                                                              -----------   -----------
TOTAL SHAREHOLDER'S EQUITY..................................      885,468       880,106
                                                              -----------   -----------
TOTAL POLICY RESERVES, LIABILITIES AND SHAREHOLDER'S
 EQUITY.....................................................  $ 7,598,196   $ 6,819,484
                                                              -----------   -----------
                                                              -----------   -----------

                            See accompanying notes.

FORTIS BENEFITS INSURANCE COMPANY
STATEMENTS OF INCOME
(IN THOUSANDS)

                                                                                     YEAR ENDED DECEMBER 31
                                                                                 -------------------------------
                                                                                   1998       1997       1996
                                                                                 ---------  ---------  ---------
REVENUES
  Insurance operations:
    Traditional life insurance premiums........................................  $ 260,567  $ 269,540  $ 258,496
    Interest sensitive and investment product policy charges...................     85,551     77,429     63,336
    Accident and health insurance premiums.....................................    953,652    891,037    974,046
                                                                                 ---------  ---------  ---------
                                                                                 1,299,770  1,238,006  1,295,878
  Net investment income........................................................    234,043    228,724    206,023
  Net realized gains on investments............................................     52,404     41,101     25,731
  Other income.................................................................     44,671     36,458     31,725
                                                                                 ---------  ---------  ---------
    TOTAL REVENUES.............................................................  1,630,888  1,544,289  1,559,357

BENEFITS AND EXPENSES
  Benefits to policyholders:
    Traditional life insurance.................................................    189,337    204,497    220,227
    Interest sensitive investment products.....................................     96,178    103,077     90,358
    Accident and health claims.................................................    798,036    707,113    778,439
                                                                                 ---------  ---------  ---------
                                                                                 1,083,551  1,014,687  1,089,024

Policyholder dividends.........................................................      3,486      2,935      4,169
Amortization of deferred policy acquisition costs..............................     33,365     43,931     39,325
Insurance commissions..........................................................    118,710    107,378     94,723
General and administrative expenses............................................    299,492    273,128    242,825
                                                                                 ---------  ---------  ---------
    TOTAL BENEFITS AND EXPENSES................................................  1,538,604  1,442,059  1,470,066
                                                                                 ---------  ---------  ---------
Income before federal income taxes.............................................     92,284    102,230     89,291
Federal income taxes...........................................................     30,402     35,120     31,099
                                                                                 ---------  ---------  ---------
NET INCOME.....................................................................  $  61,882  $  67,110  $  58,192
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

                            See accompanying notes.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FORTIS BENEFITS INSURANCE COMPANY
(IN THOUSANDS)

                                                                                                                 ACCUMULATED
                                                                                 ADDITIONAL                         OTHER
                                                                    COMMON        PAID-IN        RETAINED       COMPREHENSIVE
                                                     TOTAL          STOCK         CAPITAL        EARNINGS       (LOSS) INCOME
                                                  ------------   ------------   ------------   -------------   ---------------
Balance, January 1, 1996........................     $ 711,098      $  5,000       $408,000        $207,421       $ 90,677
  Comprehensive income (loss):
    Net income..................................        58,192            --             --          58,192             --
    Change in unrealized gains (losses) on
     investments, net...........................       (48,617)           --             --              --        (48,617)
                                                  ------------
  Total Comprehensive income (loss).............         9,575
  Additional paid-in capital....................        60,000            --         60,000              --             --
                                                  ------------        ------    ------------   -------------       -------
Balance, December 31, 1996......................       780,673         5,000        468,000         265,613         42,060
  Comprehensive income:
    Net income..................................        67,110            --             --          67,110             --
    Change in unrealized gains (losses) on
     investments, net...........................        32,323            --             --              --         32,323
                                                  ------------        ------    ------------   -------------       -------
  Total Comprehensive income....................        99,433
                                                  ------------
Balance, December 31, 1997......................       880,106         5,000        468,000         332,723         74,383
  Comprehensive income (loss):
    Net income..................................        61,882            --             --          61,882             --
    Change in unrealized gains (losses) on
     investments, net...........................        (6,520)           --             --              --         (6,520)
                                                  ------------
  Total Comprehensive income (loss).............        55,362
  Dividend......................................       (50,000)           --             --         (50,000)            --
                                                  ------------        ------    ------------   -------------       -------
Balance, December 31, 1998......................     $ 885,468      $  5,000       $468,000        $344,605       $ 67,863
                                                  ------------        ------    ------------   -------------       -------
                                                  ------------        ------    ------------   -------------       -------

                            See accompanying notes.

STATEMENTS OF CASH FLOWS
FORTIS BENEFITS INSURANCE COMPANY
(IN THOUSANDS)

                                                                                         YEAR ENDED DECEMBER 31
                                                                                  -------------------------------------
                                                                                     1998         1997         1996
                                                                                  -----------  -----------  -----------
OPERATING ACTIVITIES
  Net income....................................................................  $    61,882  $    67,110  $    58,192
  Adjustments to reconcile net income to net cash provided by operating activities:
    Increase (decrease) in future policy benefit reserves for traditional,
     interest sensitive and acc and health policies.............................      106,135       (2,496)      26,193
    (Decrease) increase in other policy claims and benefits and policyholder
     dividends payable..........................................................       (2,514)      68,070       18,638
    Provision for deferred federal income taxes.................................          417       (6,449)      (1,094)
    (Decrease) increase in income taxes payable.................................       (6,381)      (6,875)      12,049
    Amortization of deferred policy acquisition costs...........................       33,365       43,931       39,325
    Policy acquisition costs deferred...........................................      (73,147)     (69,694)     (66,515)
    Provision for mortgage loan losses..........................................           --        1,388        1,344
    Provision for depreciation..................................................       12,409       14,351       17,312
    Write-off of investment.....................................................           --        3,000           --
    Amortization of investment (discounts) premiums, net........................       (3,200)        (466)       1,821
    Change in receivables, accrued investment income, unearned premiums, accrued
     expenses and other liabilities.............................................       (4,455)      (2,720)      38,614
    Net realized gains on investments...........................................      (52,404)     (41,101)     (25,731)
    Other.......................................................................          169      (12,496)        (261)
                                                                                  -----------  -----------  -----------
        NET CASH PROVIDED BY OPERATING ACTIVITIES...............................       72,276       55,553      119,887

INVESTING ACTIVITIES
  Purchases of fixed maturity investments.......................................   (2,380,511)  (3,611,770)  (2,778,352)
  Sales and repayments of fixed maturity investments............................    2,428,207    3,378,898    2,652,887
  Decrease (increase) in short-term investments.................................       38,669      112,280      (29,318)
  Purchases of other investments................................................     (408,998)    (209,771)    (210,182)
  Sales of other investments....................................................      352,873      205,084      163,569
  Purchases of property and equipment...........................................         (356)      (4,242)     (10,992)
  Other.........................................................................           --         (617)          --
                                                                                  -----------  -----------  -----------
        NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.....................       29,884     (130,138)    (212,388)

FINANCING ACTIVITIES
  Activities related to investment products:
    Considerations received.....................................................      215,693      200,760      128,446
    Surrenders and death benefits...............................................     (326,457)    (190,361)    (125,274)
    Interest credited to policyholders..........................................       49,371       53,613       49,802
  Dividend......................................................................      (50,000)          --           --
  Additional paid-in capital from shareholder...................................           --           --       60,000
                                                                                  -----------  -----------  -----------
        NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES.....................     (111,393)      64,012      112,974
                                                                                  -----------  -----------  -----------
(Decrease) increase in cash and cash equivalents................................      ( 9,233)     (10,573)      20,473
        CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..........................        9,901       20,474            1
                                                                                  -----------  -----------  -----------
        CASH AND CASH EQUIVALENTS AT END OF YEAR................................  $       668  $     9,901  $    20,474
                                                                                  -----------  -----------  -----------
                                                                                  -----------  -----------  -----------
NON CASH ACTIVITY
  Investment acquired through issuance of debt..................................  $    11,948  $    18,100           --
                                                                                  -----------  -----------  -----------

                            See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
FORTIS BENEFITS INSURANCE COMPANY

DECEMBER 31, 1998

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Fortis Benefits Insurance Company (the Company) is an indirect, wholly-owned subsidiary of Fortis (B) and Fortis (NL) N.V. The Company is incorporated in Minnesota and distributes its products in all states except New York. To date, the majority of the Company's revenues have been derived from group employee benefits products and the remainder from individual life and annuity products.

BASIS OF STATEMENT PRESENTATION

During 1998, the Company adopted Statement of Financial Accounting Standards Board (SFAS) 130, REPORTING COMPREHENSIVE INCOME. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this SFAS had no impact on the Company's net income or shareholder's equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in shareholder's equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company follows generally accepted accounting principles which differ in certain respects from statutory accounting practices prescribed or permitted by regulatory authorities. The more significant of these principles are:

REVENUE RECOGNITION AND FUTURE POLICY BENEFIT RESERVES

Premiums for traditional life insurance are recognized as revenues when due over the premium-paying period. Reserves for future policy benefits are computed using the net level method and include investment yield, mortality, withdrawal, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations.

Revenues for interest sensitive and investment products consist of charges assessed against policy account balances during the period for the cost of insurance, policy administration, and surrender charges. Future policy benefit reserves are computed under the retrospective deposit method and consist of policy account balances before applicable surrender charges. Policy benefits charged to expense during the period include amounts paid in excess of policy account balances and interest credited to policy account balances. Interest crediting rates for universal life and investment products ranged from 2.5% to 8.75% in 1998, 1997 and 1996.

Premiums for accident and health insurance products, including medical, long and short-term disability and dental insurance products, are recognized as revenues ratably over the contract period in proportion to the risk insured. Reserves for future disability benefits are based on the 1964 Commissioners Disability Table at 6% interest. Calculated reserves are modified based on the Company's actual experience.

CLAIMS AND BENEFITS PAYABLE

Other policy claims and benefits payable for reported and incurred but not reported claims and related claims adjustment expenses are determined using case-basis estimates and past experience. The methods of making such estimates and establishing the related liabilities are continually reviewed and updated. Any adjustments resulting therefrom are reflected in income currently.

DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business, which vary with and are directly related to the production of new business, are deferred to the extent recoverable and amortized. For traditional life insurance and long-term care products (included as accident and health products), such costs are amortized over the premium paying period. For interest sensitive and investment products, such costs are amortized in relation to expected future gross profits. For accident and health (excluding long-term care) and group life insurance products, these costs represent the present value at the acquisition of these lines in the October 1, 1991 purchase (see Note 2) of future profits which are amortized against the expected premium revenues of the lines acquired. Estimation of future gross profits requires significant management judgment and are reviewed periodically. As excess amounts of deferred costs over future premiums or gross profits are identified, such excess amounts are expensed.

INVESTMENTS

The Company's investment strategy is developed based on many factors including insurance liability matching, rate of return, maturity, credit risk, tax considerations and regulatory requirements.

All fixed maturity investments and all marketable equity securities are classified as available-for-sale and carried at fair value.

Changes in fair values of available for sale securities, after related deferred income taxes and after adjustment for the changes in pattern of amortization of deferred policy acquisition costs and participating policyholder dividends are reported directly in shareholder's equity as accumulated other comprehensive income and, accordingly, have no effect on net income. The unrealized appreciation or depreciation is net of deferred policy acquisition cost amortization and taxes that would have been required as a charge or credit to income had such unrealized amounts been realized.

FORTIS BENEFITS INSURANCE COMPANY

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    (CONTINUED)
Mortgage loans constitute first liens on commercial real estate and other income producing properties. The insurance statutes in Minnesota generally require that the initial principal loaned not exceed 80% of the appraised value of the property securing the loan. The Company's policy fully complies with this statute. Mortgage loans on real estate are reported at unpaid balance, adjusted for amortization of premium or discount, less allowance for possible losses. The change in the allowance for possible losses is recorded with realized gains and losses on investments.

Policy loans are reported at their unpaid balance. Short term investments are at cost which approximates fair value.

Real estate and other investments consists principally of property acquired in satisfaction of debt and limited partnerships, respectively. Real estate is recorded at cost less allowances for depreciation. The Company provides for depreciation on a straight-line basis over the estimated useful lives. Other investments are accounted for using the equity basis of accounting.

Realized gains and losses on sales of investments, and declines in value judged to be other-than-temporary, are recognized on the specific identification basis. Investment income is recorded as earned.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost less accumulated depreciation. The Company provides for depreciation principally on the straight-line method over the estimated useful lives of the related property.

INCOME TAXES

Income taxes have been provided using the liability method. Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and the tax bases and are measured using the enacted tax rates.

SEPARATE ACCOUNTS

Revenues and expenses related to the separate account assets and liabilities are excluded from the amounts reported in the accompanying statements of operations.

Assets and liabilities associated with the separate accounts relate to deposits and annuity considerations for variable life and annuity products for which the contract holder, rather than the Company, bears the investment risk. Separate account assets are reported at fair value and represent funds held for the exclusive benefit of the variable annuity and variable life insurance contract owners.

The Company receives mortality and expense risk fees from the separate accounts. The Company also deducts monthly cost of insurance charges, and receives minimum death benefit guarantee fees and issue and administrative fees from the variable life insurance separate accounts.

The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. The Company also guarantees that the rates at which administrative fees are deducted from contract funds will not exceed contractual maximums.

For variable life insurance, the Company guarantees that the rates at which insurance charges and administrative fees are deducted from contract funds will not exceed contractual maximums. The Company also guarantees that the death benefit will continue payable at the initial level regardless of investment performance so long as minimum premium payments are made.

GUARANTY FUND ASSESSMENTS

There are a number of insurance companies that are currently under regulatory supervision. This may result in future assessments by state guaranty fund associations to cover losses to policyholders of insolvent or rehabilitated companies. These assessments can be partially recovered through a reduction in future premium taxes in some states. The Company believes it has adequately provided for the impact of future assessments relating to current insolvencies.

STATEMENTS OF CASH FLOWS

The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost which approximates fair value.

RECLASSIFICATIONS

Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.

2.  ACQUIRED BUSINESS

    In 1991, the Company purchased certain assets and assumed certain liabilities from The Mutual Benefit Life Insurance Company in Rehabilitation
(MBL). The seller transferred to the Company, the assets and liabilities relating to the group life, accident and health, disability and dental insurance business of MBL. The acquisition was accounted for as a purchase. The original purchase price of the acquisition was $318,000,000. Subsequent additional payments of $20,850,000 were made in 1994. These additional payments, as well as $126,515,000 of the original purchase price represent the estimated present value of future profits on the lines of business acquired at the date of acquisition and have been accounted for as deferred policy acquisition costs (see Note 4).

FORTIS BENEFITS INSURANCE COMPANY

3.  INVESTMENTS

AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the available-for-sale securities (in thousands):

                                                                 GROSS       GROSS
                                                  AMORTIZED    UNREALIZED  UNREALIZED     FAIR
                                                    COST         GAIN        LOSS         VALUE
                                                 -----------   ---------   ---------   -----------
December 31, 1998
Fixed maturities:
  Governments..................................  $   321,047   $  5,994    $    436    $   326,605
  Public utilities.............................      190,792      7,769       1,704        196,857
  Industrial and miscellaneous.................    1,723,183     79,137       6,451      1,795,869
  Other........................................       80,882      2,181          51         83,012
                                                 -----------   ---------   ---------   -----------
  Total fixed maturities.......................    2,315,904     95,081       8,642      2,402,343
  Equity securities............................      141,947     18,238       2,334        157,851
                                                 -----------   ---------   ---------   -----------
    Total......................................  $ 2,457,851   $113,319    $ 10,976    $ 2,560,194
                                                 -----------   ---------   ---------   -----------
                                                 -----------   ---------   ---------   -----------
December 31, 1997
Fixed maturities:
  Governments..................................  $   228,856   $  8,698    $     30    $   237,524
  Public utilities.............................      121,128      4,217          13        125,332
  Industrial and miscellaneous.................    1,932,894     77,442       1,625      2,008,711
  Other........................................       42,711      1,637          --         44,348
                                                 -----------   ---------   ---------   -----------
  Total fixed maturities.......................    2,325,589     91,994       1,668      2,415,915
  Equity securities............................       88,719     24,769       3,656        109,832
                                                 -----------   ---------   ---------   -----------
    Total......................................  $ 2,414,308   $116,763    $  5,324    $ 2,525,747
                                                 -----------   ---------   ---------   -----------
                                                 -----------   ---------   ---------   -----------

The amortized cost and fair value of available-for-sale investments in fixed maturities at December 31, 1998, by contractual maturity, are shown below (in thousands).

                                                                         AMORTIZED       FAIR
                                                                           COST          VALUE
                                                                        -----------   -----------
Due in one year or less...............................................  $    89,349   $    89,935
Due after one year through five years.................................      759,046       775,131
Due after five years through ten years................................      614,280       640,042
Due after ten years...................................................      853,229       897,235
                                                                        -----------   -----------
Total.................................................................  $ 2,315,904   $ 2,402,343
                                                                        -----------   -----------
                                                                        -----------   -----------

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

MORTGAGE LOANS

The Company has issued commercial mortgage loans on properties located throughout the United States. Approximately 36% and 37% of outstanding principal is concentrated in the states of New York, California and Florida, at December 31, 1998 and 1997, respectively. Loan commitments outstanding totaled $11,590,000 at December 31, 1998.

INVESTMENTS ON DEPOSIT

The Company had fixed maturities carried at $19,978,000 and $2,548,000 at December 31, 1998 and 1997, respectively, on deposit with various governmental authorities as required by law.

INVESTMENT IN MANAGED DENTAL INITIATIVE

In 1997, the Company acquired a 99% ownership in a managed dental initiative called Dental Health Alliance, Inc. (DHA). Based on an analysis of future DHA profitability, the entire investment of $8,132,000 was written-off at December 31, 1997.

FORTIS BENEFITS INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
NET UNREALIZED GAINS (LOSSES)

The adjusted net unrealized gains (losses) on investments recorded in accumulated other comprehensive income for the year ended December 31, are set forth below (in thousands):

                                                                              TAX
                                                             BEFORE-TAX    (BENEFIT)   NET-OF-TAX
                                                               AMOUNT       EXPENSE      AMOUNT
                                                             -----------  -----------  -----------
December 31, 1998
Unrealized gains (losses) on investments:
  Unrealized gains (losses) on available-for-sale
   investments.............................................   $  32,614    $ (11,562)   $  21,052
  Decrease (increase) in amortization of deferred policy
   acquisition costses.....................................         414         (145)         269
  Reclassification adjustment for gains realized in net
   income..................................................     (42,832)      14,991      (27,841)
                                                             -----------  -----------  -----------
Other comprehensive income (loss)..........................   $  (9,804)   $   3,284    $  (6,520)
                                                             -----------  -----------  -----------
                                                             -----------  -----------  -----------
December 31, 1997
Unrealized gains (losses) on investments:
  Unrealized gains (losses) on available-for-sale
   investments.............................................   $  93,826    $ (33,796)   $  60,030
  Decrease (increase) in amortization of deferred policy
   acquisition costs.......................................      (2,096)         771       (1,325)
  Reclassification adjustment for gains realized in net
   income..................................................     (40,587)      14,205      (26,382)
                                                             -----------  -----------  -----------
Other comprehensive income.................................   $  51,143    $ (18,820)   $  32,323
                                                             -----------  -----------  -----------
                                                             -----------  -----------  -----------
December 31, 1996
Unrealized gains (losses) on investments:
  Unrealized gains (losses) on available-for-sale
   investments.............................................   $ (61,450)   $  24,823    $ (36,627)
  Decrease (increase) in amortization of deferred policy
   acquisition costs.......................................       3,376       (1,316)       2,060
  Reclassification adjustment for gains realized in net
   income..................................................     (21,615)       7,565      (14,050)
                                                             -----------  -----------  -----------
Other comprehensive loss...................................   $ (79,689)   $  31,072    $ (48,617)
                                                             -----------  -----------  -----------
                                                             -----------  -----------  -----------

NET INVESTMENT INCOME AND NET REALIZED GAINS ON INVESTMENTS

Major categories of net investment income and realized gains on investments for each year were as follows (in thousands):

                                                                    1998       1997       1996
                                                                  ---------  ---------  ---------
NET INVESTMENT INCOME
Fixed maturities................................................  $ 160,163  $ 160,444  $ 141,973
Equity securities...............................................      8,656      9,306      6,682
Mortgage loans on real estate...................................     57,031     54,662     52,949
Policy loans....................................................      4,653      4,144      3,195
Short-term investments..........................................      1,701      2,851      5,175
Real estate and other investments...............................      8,194      4,635      5,358
                                                                  ---------  ---------  ---------
                                                                    240,398    236,042    215,332
Expenses........................................................     (6,355)    (7,318)    (9,309)
                                                                  ---------  ---------  ---------
                                                                  $ 234,043  $ 228,724  $ 206,023
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------
NET REALIZED GAINS ON INVESTMENTS
Fixed maturities................................................  $  34,320  $  13,827  $   3,334
Equity securities...............................................      8,512     26,760     18,281
Mortgage loans on real estate...................................       (198)       301       (144)
Short-term investments..........................................          5         --         57
Real estate and other investments...............................      9,765        213      4,203
                                                                  ---------  ---------  ---------
                                                                  $  52,404  $  41,101  $  25,731
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

Proceeds from sales of investments in fixed maturities were $2,460,316,000, $3,360,682,000 and $2,652,887,000 in 1998, 1997 and 1996, respectively. Gross gains of $44,360,000, $30,860,000 and $28,606,000 and gross losses of
$10,040,000, $17,033,000 and $25,272,000 were realized on the sales in 1998,
1997 and 1996, respectively.

FORTIS BENEFITS INSURANCE COMPANY

4.  DEFERRED POLICY ACQUISITION COSTS

    The changes in deferred policy acquisition costs by product were as follows (in thousands):

                                                                        INTEREST
                                                                      SENSITIVE AND    ACCIDENT
                                                        TRADITIONAL    INVESTMENT         AND
                                                           LIFE         PRODUCTS        HEALTH       TOTAL
                                                        -----------  ---------------  -----------  ---------
          Balance January 1, 1997.....................   $  33,157      $ 221,036      $  13,882   $ 268,075
          Acquisition costs deferred..................          --         69,694             --      69,694
          Acquisition costs amortized.................     (10,988)       (24,251)        (8,692)    (43,931)
          Increased amortization of deferred
           acquisition costs from unrealized gains on
           available-for-sale securities..............          --         (2,096)            --      (2,096)
                                                        -----------  ---------------  -----------  ---------
          Balance, December 31, 1997..................      22,169        264,383          5,190     291,742
          Acquisition costs deferred..................          --         69,921          3,226      73,147
          Acquisition costs amortized.................      (7,609)       (20,256)        (5,500)    (33,365)
          Decreased amortization of deferred
           acquisition costs from unrealized gains on
           available-for-sale securities..............          --            414             --         414
                                                        -----------  ---------------  -----------  ---------
          Balance, December 31, 1998..................   $  14,560      $ 314,462      $   2,916   $ 331,938
                                                        -----------  ---------------  -----------  ---------
                                                        -----------  ---------------  -----------  ---------

Included within total deferred policy acquisition costs at December 31, 1997 is $10,434,000 of present value of future profits (PVP) resulting from acquisitions accounted for as a purchase. All remaining PVP was amortized in 1998.

During 1998, 1997 and 1996, the Company sold portions of its investment portfolio and in accordance with FASB Statement 97, the recognition of the realized net capital gains resulted in additional amortization of deferred acquisition costs of $3,357,000, $732,000 and $1,894,000, respectively.

5.  PROPERTY AND EQUIPMENT

    A summary of property and equipment at December 31 for each year follows (in thousands):

                                                                                       1998       1997
                                                                                     ---------  ---------
          Land.....................................................................  $   1,900  $   1,900
          Building and improvements................................................     24,319     24,148
          Furniture and equipment..................................................     87,714     87,537
                                                                                     ---------  ---------
                                                                                       113,933    113,585
          Less accumulated depreciation............................................    (83,221)   (70,812)
                                                                                     ---------  ---------
          Net property and equipment...............................................  $  30,712  $  42,773
                                                                                     ---------  ---------
                                                                                     ---------  ---------

6.  ACCIDENT AND HEALTH RESERVES

    Activity for the liability for unpaid accident and health claims is summarized as follows (in thousands):

                                                                               YEAR ENDED DECEMBER 31
                                                                           -------------------------------
                                                                             1998       1997       1996
                                                                           ---------  ---------  ---------
          Balance as of January 1, net of reinsurance recoverables.......  $ 988,036  $ 947,711  $ 928,832
          Add: Incurred losses related to:
            Current year.................................................    826,009    773,316    865,907
            Prior years..................................................    (27,973)   (59,634)   (64,094)
                                                                           ---------  ---------  ---------
              Total incurred losses......................................    798,036    713,682    801,813
          Deduct: Paid losses related to:
            Current year.................................................    469,881    437,405    549,144
            Prior years..................................................    254,308    235,952    233,790
                                                                           ---------  ---------  ---------
              Total paid losses..........................................    724,189    673,357    782,934
                                                                           ---------  ---------  ---------
          Balance as of December 31, net of reinsurance recoverables.....  $1,061,883 $ 988,036  $ 947,711
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

The table above compares to the amounts reported on the balance sheet in the following respects: (1) the table above is presented net of ceded reinsurance and the accident and health reserves reported on the balance sheet are gross of ceded reinsurance; and (2) the table above includes accident and health benefits payable which are included with other policy claims and benefits payable reported on the balance sheet.

The liability for unpaid accident and health claims includes $915,368,000, $854,940,000 and $805,510,000 of total disability income reserves as of December 31, 1998, 1997 and 1996, respectively, which were discounted for anticipated interest earnings assuming a 6.0% interest rate.

FORTIS BENEFITS INSURANCE COMPANY

6.  ACCIDENT AND HEALTH RESERVES (CONTINUED)
In each of the years presented above, the accident and health insurance line of business experienced overall favorable development on claims reserves established as of the previous year end. The favorable development was a result of lower medical costs due to less uncertainty in the health business and a reduction of loss reserves due to lower than anticipated inflation in medical costs.

7.  FEDERAL INCOME TAXES

    The Company reports its taxable income in a consolidated federal income tax return along with other affiliated subsidiaries of Fortis, Inc. (Fortis). Income tax expense or credits are allocated among the affiliated subsidiaries by applying corporate income tax rates to taxable income or loss determined on a separate return basis according to a Tax Allocation Agreement.

Deferred income taxes reflect the net tax effects of temporary differences between the basis of assets and liabilities for financial statement purposes and for income tax purposes.

The significant components of the Company's deferred tax liabilities and assets as of December 31, 1998 and 1997 are as follows (in thousands):

                                                                                       1998       1997
                                                                                     ---------  ---------
          Deferred tax assets:
            Separate account assets/liabilities....................................  $  87,300  $  56,620
            Reserves...............................................................     27,586     43,143
            Claims and benefits payable............................................      8,089     15,238
            Accrued liabilities....................................................     10,113      8,785
            Investments............................................................      3,861      4,795
            Other..................................................................      2,723      3,042
                                                                                     ---------  ---------
              Total deferred tax assets............................................    139,672    131,623

          Deferred tax liabilities:
            Deferred policy acquisition costs......................................     82,031     72,369
            Unrealized gains.......................................................     35,591     39,015
            Fixed assets...........................................................      3,150      3,914
            Investments............................................................        982      1,220
            Other..................................................................         14         68
                                                                                     ---------  ---------
              Total deferred tax liabilities.......................................    121,768    116,586
                                                                                     ---------  ---------
              Net deferred tax asset...............................................  $  17,904  $  15,037
                                                                                     ---------  ---------
                                                                                     ---------  ---------

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and, therefore, no such valuation allowance has been established.

The Company's tax expense (benefit) for the year ended December 31 is shown as follows (in thousands):

                                                                                 1998       1997       1996
                                                                               ---------  ---------  ---------
          Current............................................................  $  30,232  $  41,569  $  32,193
          Deferred...........................................................        170     (6,449)    (1,094)
                                                                               ---------  ---------  ---------
                                                                               $  30,402  $  35,120  $  31,099
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

Federal income tax payments and refunds resulted in net payments of $36,367,000, $58,859,000 and $16,434,000 in 1998, 1997 and 1996, respectively.

The Company's effective income tax rate varied from the statutory federal income tax rate as follows:

                                                                                        1998         1997        1996
                                                                                         ---          ---         ---
          Statutory income tax rate................................................        35.0%        35.0%       35.0%
          Other, net...............................................................        (2.1)         (.6)        (.2)
                                                                                            ---          ---         ---
                                                                                           32.9%        34.4%       34.8%
                                                                                            ---          ---         ---
                                                                                            ---          ---         ---

FORTIS BENEFITS INSURANCE COMPANY

8.  ASSETS HELD IN SEPARATE ACCOUNTS

    Separate account assets at December 31 were as follows (in thousands):

                                                                                     1998        1997
                                                                                  ----------  ----------
          Premium and annuity considerations for the variable annuity products and variable universal life products for which the contract holder, rather than the Company, bears the investment risk...................  $3,707,687  $2,947,401
          Assets of the separate accounts owned by the Company, at fair value...      34,716      31,221
                                                                                  ----------  ----------
                                                                                  $3,742,403  $2,978,622
                                                                                  ----------  ----------
                                                                                  ----------  ----------

9.  REINSURANCE

    In the second quarter of 1996, First Fortis Life Insurance Company (First Fortis), an affiliate, received approval from the New York State Insurance Department for a reinsurance agreement with the Company. The agreement, which became effective as of January 1, 1996, decreased First Fortis' long-term disability reinsurance retention from a $10,000 net monthly benefit to a $2,000 net monthly benefit for claims incurred on and after January 1, 1996. The Company has assumed $5,601,000, $5,742,000 and $6,144,000 of premium from First Fortis in 1998, 1997 and 1996, respectively. The Company has assumed $9,315,000, $5,452,000 and $3,599,000 of reserves in 1998, 1997 and 1996, respectively, from
First Fortis.

The maximum amount that the Company retains on any one life is $500,000 of life insurance including accidental death. Amounts in excess of $500,000 are reinsured with other life insurance companies on a yearly renewable term basis.

Ceded reinsurance premiums for the year ended December 31 were as follows (in thousands):

                                                                                 1998       1997       1996
                                                                               ---------  ---------  ---------
          Life insurance.....................................................  $   6,983  $   8,159  $   8,680
          Accident and health insurance......................................     13,862     13,712      6,793
                                                                               ---------  ---------  ---------
                                                                               $  20,845  $  21,871  $  15,473
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

Recoveries under reinsurance contracts for the year ended December 31 were as follows (in thousands):

                                                                                 1998       1997       1996
                                                                               ---------  ---------  ---------
          Life insurance.....................................................  $   4,549  $   2,973  $   7,225
          Accident and health insurance......................................      9,465     14,781      5,993
                                                                               ---------  ---------  ---------
                                                                               $  14,014  $  17,754  $  13,218
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

Reinsurance ceded would become a liability of the Company in the event the reinsurers are unable to meet the obligations assumed under the reinsurance agreement. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers.

10. DIVIDEND RESTRICTIONS

    Dividend distributions to parent are restricted as to amount by state regulatory requirements. The Company had $47,341,000 free from such restrictions as December 31, 1998. Distributions in excess of this amount would require regulatory approval.

11. REGULATORY ACCOUNTING REQUIREMENTS

    Statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Minnesota Department of Commerce. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. While the NAIC has recently completed a project to codify statutory accounting practices, which may result in changes to the accounting practices that insurance enterprises use to prepare their statutory-basis financial statements, adoption by Minnesota is not anticipated before 2001.

Insurance enterprises are required by State Insurance Departments to adhere to minimum risk-based capital ("RBC") requirements developed by the NAIC. The Company exceeds the minimum RBC requirements.

FORTIS BENEFITS INSURANCE COMPANY

11. REGULATORY ACCOUNTING REQUIREMENTS (CONTINUED)
Reconciliations of net income and shareholder's equity on the basis of statutory accounting to the related amounts presented in the accompanying statements were as follows (in thousands):

                                                              NET INCOME (LOSS)         SHAREHOLDER'S EQUITY
                                                       -------------------------------  --------------------
                                                         1998       1997       1996       1998       1997
                                                       ---------  ---------  ---------  ---------  ---------
          Based on statutory accounting practices....  $  14,841  $  62,593  $  55,046  $ 478,405  $ 528,671
          Deferred policy acquisition costs..........     39,782     25,763     27,190    331,938    291,742
          Investment valuation differences...........        745       (497)    (2,219)   100,165     80,245
          Deferred and uncollected premiums..........   (103,982)  (107,194)    (4,096)    (7,246)    (7,453)
          Policy reserves............................     97,452     89,895    (19,873)  (156,889)  (150,649)
          Commissions................................         --     (3,171)    (1,639)        --         --
          Current income taxes payable...............        925      6,450      2,386    (10,920)     3,712
          Deferred income taxes......................       (417)     6,449     (1,094)    17,904       (520)
          Realized gains on investments..............        356        251      2,599         --         --
          Realized gains transferred to the Interest
           Maintenance Reserve (IMR), net of tax.....     22,748      9,644      2,335         --         --
          Amortization of IMR, net of tax............     (7,128)    (6,315)    (6,130)        --         --
          Write-off of investment....................         --    (11,705)        --         --         --
          Pension expense............................         81     (4,153)        --     (6,440)    (6,137)
          Guaranty Funds.............................         --         --      3,023         --         --
          Property and equipment.....................         --         --         --      5,951     15,520
          Interest maintenance reserve...............         --         --         --     68,968     53,348
          Asset valuation reserve....................         --         --         --     90,986     75,939
          Mortgage loans on real estate..............         --         --         --    (20,141)        --
          Other, net.................................     (3,521)      (900)       664     (7,213)    (4,312)
                                                       ---------  ---------  ---------  ---------  ---------
          As reported herein.........................  $  61,882  $  67,110  $  58,192  $ 885,468  $ 880,106
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------

12. TRANSACTIONS WITH AFFILIATED COMPANIES

    The Company receives various services from Fortis and its affiliates. These services include assistance in benefit plan administration, corporate insurance, accounting, tax, auditing, investment and other administrative functions. The fees paid to Fortis, Inc. for these services for years ended December 31, 1998, 1997 and 1996, were $13,077,000, $12,015,000 and $13,319,000, respectively.
During 1997 Fortis, Inc. began providing information technology services to the Company. Information technology expenses were $55,910,000 and $28,525,000 for years ended December 31, 1998 and 1997, respectively.

In conjunction with the marketing of its variable annuity products, the Company paid $72,638,000, $72,105,000 and $68,616,000 in commissions to its affiliate,
Fortis Investors, Inc., for the years ended December 31, 1998, 1997 and 1996, respectively.

Administrative expenses allocated for the Company may be greater or less than the expenses that would be incurred if the Company were operating on a separate company basis.

13. FAIR VALUE DISCLOSURES

VALUATION METHODS AND ASSUMPTIONS

The fair values for fixed maturity securities and equity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

Mortgage loans are reported at unpaid principal balance less allowances for possible losses. The fair values of mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Mortgage loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of policy loans reported in the Balance Sheet approximates fair value. For short-term investments, the carrying amount is a reasonable estimate of fair value. The fair values for the Company's policy reserves under the investment products are determined using cash surrender value. As the debt was underwritten in 1998 and 1997, the outstanding balance is considered a reasonable estimate of fair value. Separate account assets and liabilities are reported at their estimated fair values in the Balance Sheet.

FORTIS BENEFITS INSURANCE COMPANY

13. FAIR VALUE DISCLOSURES (CONTINUED)

The fair values under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

                                                                                           (IN THOUSANDS)
                                                                                             DECEMBER 31
                                                                        -----------------------------------------------------
                                                                                  1998                        1997
                                                                        -------------------------   -------------------------
                                                                         CARRYING        FAIR        CARRYING        FAIR
                                                                          AMOUNT         VALUE        AMOUNT         VALUE
                                                                        -----------   -----------   -----------   -----------
          Assets:
            Investments:
              Securities available-for-sale:
                Fixed maturities......................................  $ 2,402,343   $ 2,402,343   $ 2,415,915   $ 2,415,915
                Equity securities.....................................      157,851       157,851       109,832       109,832
            Mortgage loans on real estate.............................      610,131       662,984       602,064       661,055
            Policy loans..............................................       74,950        74,950        68,566        68,566
            Short-term investments....................................       31,868        31,868        70,537        70,537
            Assets held in separate accounts..........................    3,742,403     3,742,403     2,978,622     2,978,622
          Liabilities:
            Individual and group annuities (subject to discretionary
             withdrawal)..............................................  $   923,102   $   894,019   $   977,495   $   945,558
            Debt......................................................       20,141        20,141        26,433        26,433
            Liabilities related to Separate Accounts..................    3,707,687     3,707,687     2,947,401     2,947,401

14. COMMITMENTS AND CONTINGENCIES

    The Company is named as a defendant in a number of legal actions arising primarily from claims made under insurance policies. These actions have been considered in establishing policy benefit and loss reserves. Management and its legal counsel are of the opinion that the settlement of these actions will not have a material adverse effect on the Company's financial position or results of operations.

15. RETIREMENT AND OTHER EMPLOYEE BENEFITS

    The Company is an indirect wholly-owned subsidiary of Fortis, which sponsors a defined benefit pension plan covering employees and certain agents who meet eligibility requirements as to age and length of service. The benefits are based on years of service and career compensation. Fortis' funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes, and to charge each subsidiary an allocable amount based on its employee census. Pension cost allocated to the Company amounted to approximately $1,627,000, $1,594,000 and $1,354,000 for 1998, 1997 and 1996, respectively.

The Company participates in a contributory profit sharing plan, sponsored by Fortis, covering employees and certain agents who meet eligibility requirements as to age and length of service. Benefits are payable to participants on retirement or disability and to the beneficiaries of participants in the event of death. The first three percent of an employee's contribution is matched 200% by the Company. The amount expensed was approximately $3,610,000, $3,926,000 and $3,913,000 for 1998, 1997 and 1996, respectively.

In addition to retirement benefits, the Company participates in other health care and life insurance benefit plans ("postretirement benefits") for retired employees, sponsored by Fortis. Health care benefits, either through a Fortis-sponsored retiree plan for retirees under age 65 or through a cost offset for individually purchased Medigap policies for retirees over age 65, are available to employees who retire on or after January 1, 1993, at age 55 or older, with 15 years or more service. Life insurance, on a retiree pay all basis, is available to those who retire on or after January 1, 1993.

Net postretirement benefit costs allocated to the Company for the years ended December 31, 1998, 1997 and 1996 were $0, $304,000 and $290,000, respectively, and includes the expected cost of such benefits for newly eligible or vested employees, interest cost, gains and losses arising from differences between actuarial assumptions and actual experience, and amortization of the transition obligation. The Company made contributions to the plans of approximately $(5,200), $20,000 and $8,000 in 1998, 1997 and 1996, respectively, as claims were incurred.

FORTIS BENEFITS INSURANCE COMPANY

16. DEBT

    A summary of debt at December 31 for each year follows (in thousands):

                                                                                         1998       1997
                                                                                       ---------  ---------
          Mortgage note bearing a floating interest rate of 200 basis points over
           LIBOR, (5.07% at December 31, 1998 and 5.84% at December 31, 1997)
           adjustable every six months, principal and interest due monthly, matures
           July 2001.................................................................  $   3,088  $   3,150
          Mortgage note bearing fixed interest at 7.6% principal and interest due
           monthly, matures October 2002.............................................      5,105      5,183
          Mortgage note bearing fixed interest at 6.52%, principal and interest due
           monthly, matures July 2009................................................      5,000         --
          Mortgage note bearing fixed interest at 7.14%, principal and interest due
           monthly, matures April 2008...............................................      6,948         --
          Mortgage note bearing a floating interest rate of 225 basis points over
           LIBOR.....................................................................         --     18,100
                                                                                       ---------  ---------
                                                                                       $  20,141  $  26,433
                                                                                       ---------  ---------
                                                                                       ---------  ---------

Maturities of the debt as of December 31, 1998 are as follows (in thousands):

          1998...............................................................................  $     280
          1999...............................................................................        344
          2000...............................................................................      3,328
          2001...............................................................................      5,030
          2002...............................................................................        251
          Thereafter.........................................................................     10,908
                                                                                               ---------
                                                                                               $  20,141
                                                                                               ---------
                                                                                               ---------

These mortgage notes are collateralized by certain real estate investments included in real estate and other investments in the balance sheet.

Interest expense paid by the Company during 1998 and 1997 on this debt was approximately $1,362,000 and $1,075,000, respectively.

17. YEAR 2000 (UNAUDITED)

INTRODUCTION. The Company relies heavily on information technology ("IT") systems to conduct its business. These IT systems include both internally developed and vendor-supplied systems. The Company also has business relationships with numerous entities including but not limited to financial institutions, financial intermediaries, third party administrators and other critical vendors as well as regulators and customers. These entities are themselves reliant on their IT systems to conduct their businesses. Therefore, there is a supply chain of dependency among and between all involved entities.

STATE OF READINESS. In 1997, the Fortis parent company organized a multi-disciplinary Year 2000 Project Team ("Team"). The Company is a part of the Team. The Team consists of employees at each subsidiary, audit, legal and outside consultants. The Team has developed and is currently executing a comprehensive plan designed to make the Company's IT systems Year 2000 ready. The plan covers four stages including (i) inventory, (ii) assessment, (iii) programming, and (iv) testing and certification. The Company has completed the inventory stage for its internal hardware, software and telecommunications systems (mainframe and client/server applications). The assessment process is also complete and the Company is utilizing both internal and external resources to reprogram or replace the systems where necessary, and testing the applications for Year 2000 readiness. Programming, testing and certification of these systems and applications are targeted for completion by the end of 1999.

COSTS. The cost of the Company portion of the Year 2000 project is estimated at $27.7 million (pre-tax) and is being funded through operating cash flows. Total Year 2000 project costs are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. Costs to upgrade and replace systems in the normal course of business are not included in this estimate. As of December 31, 1998, approximately $15.5 million (pre-tax) had already been expensed. The Company believes that its Year 2000 project generally is on schedule.

RISKS. The Company is attempting to limit the potential impact of the Year 2000 by monitoring the progress of its own Year 2000 project and those of its critical external relationships and by developing contingency/recovery plans. The Company cannot guarantee that it will be able to identify and/or resolve all of its Year 2000 issues. Any critical unresolved Year 2000 issues at the Company or its external relationships, however, could have a material adverse effect on the Company's results of operations, liquidity or financial condition. If the Company's Year 2000 issues were unresolved, potential consequence would include, among other possibilities, the inability to accurately and timely process benefit claims, update customer's accounts, process financial transactions, bill customers, assess exposure to risks, determine liquidity requirements or report accurate data to management, shareholders, customers, regulators and others as well as business interruptions or shutdowns, financial losses, harm to its reputation, increased scrutiny by regulators and litigation related to Year 2000 issues.

CONTINGENCY PLANS. Consistent with prudent due diligence efforts, the Company has defined contingency plans aimed at ensuring the continuity of critical business functions before and after December 31, 1999, should there be an unexpected system failure. The Company has developed plans that are designed to reduce the negative impact on Fortis, and provide methods of returning to normal operations, if failure occurs.

FORTIS BENEFITS INSURANCE COMPANY
BALANCE SHEETS
(In thousands, except per share amounts)

                                                                       June 30,                December 31,
                                                                         1999                      1998
                                                                     (unaudited)
ASSETS
Investments:
  Fixed maturities, at fair value (amortized
    cost 1999--$2,290,275; 1998--$2,315,904)                          $2,261,131                $2,402,343
  Equity securities, at fair value (cost
    1999--$173,812; 1998--$141,947)                                      187,473                   157,851
  Mortgage loans on real estate, less allowance
    for possible losses (1999 and 1998--$11,085)                         621,937                   610,131
  Policy loans                                                            78,827                    74,950
  Short-term investments                                                  38,532                    31,868
  Real estate and other investments                                       61,095                    56,297
                                                                      ----------                ----------
                                                                       3,248,995                 3,333,440


Cash and cash equivalents                                                (48,230)                      668

Receivables:
  Uncollected premium                                                     67,782                    61,883
  Reinsurance recoverable on paid and
    unpaid losses                                                         21,576                    14,853
  Other                                                                   13,755                    17,641
                                                                      ----------                ----------
                                                                         103,113                    94,377


Accrued investment income                                                 43,825                    42,831
Deferred policy acquisition costs                                        365,184                   331,938
Property and equipment, at cost, less
  accumulated depreciation                                                26,848                    30,712
Deferred federal income taxes                                             53,188                    17,904
Other assets                                                               9,418                     3,923
Assets held in separate accounts                                       4,139,989                 3,742,403
                                                                      ----------                ----------
TOTAL ASSETS                                                          $7,942,330                $7,598,196
                                                                      ----------                ----------
                                                                      ----------                ----------

See accompanying notes.

FORTIS BENEFITS INSURANCE COMPANY
RESERVES, LIABILITIES AND SHAREHOLDER'S EQUITY
(In thousands, except per share amounts)

                                                                       June 30,                 December 31,
                                                                         1999                       1998
                                                                     (unaudited)
POLICY RESERVES AND LIABILITIES:
Future policy benefit reserves:
  Traditional life insurance                                          $  450,258                 $  450,776
  Interest sensitive and investment products                           1,202,770                  1,238,125
  Accident and health                                                    897,568                    861,334
                                                                      ----------                 ----------
                                                                       2,550,596                  2,550,235
Unearned revenues                                                         21,224                     13,393
Other policy claims and benefits payable                                 258,629                    255,350
Policyholder dividends payable                                             8,201                      8,189
                                                                      ----------                 ----------
                                                                       2,838,650                  2,827,167

Debt                                                                      27,172                     20,141
Accrued expenses                                                          50,033                     57,860
Current income taxes payable                                               5,779                      4,168
Other liabilities                                                         61,007                     86,226
Due to Affiliates                                                         20,809                      9,479
Liabilities related to separate accounts                               4,099,695                  3,707,687
                                                                      ----------                 ----------
Total policy reserves and liabilities                                  7,103,145                  6,712,728



SHAREHOLDER'S EQUITY:
Common stock, $5 par value:
  Authorized, issued and outstanding shares--
         1,000,000                                                         5,000                      5,000
Additional paid-in capital                                               468,000                    468,000
Retained earnings                                                        369,405                    344,605
Unrealized gain on available-for-sale
  securities (net of deferred taxes 1999--
  $(4,919); 1998--$33,961)                                                (9,135)                    63,071
Unrealized gain on assets held in separate
  accounts (net of deferred taxes 1999--$3,185;
  1998--$2,580                                                             5,915                      4,792
                                                                      ----------                 ----------
Total Shareholder's equity                                               839,185                    885,468
                                                                      ----------                 ----------
Total policy reserves, liabilities &
  Shareholder's equity                                                $7,942,330                 $7,598,196
                                                                      ----------                 ----------
                                                                      ----------                 ----------

See accompanying notes.

FORTIS BENEFITS INSURANCE COMPANY
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands)
(Unaudited)

                                                                               Six months ended
                                                                                   June 30,
                                                                          1999                  1998
REVENUES
Insurance operations:
  Traditional life insurance premiums                                   $131,614              $128,061
  Interest sensitive and investment product
   policy charges                                                         47,447                42,902
  Accident and health premiums                                           502,974               464,033
                                                                         -------              --------
         Total Insurance Revenue                                         682,035               634,996
Net investment income                                                    111,389               119,113
Net realized gains on investments                                         12,069                41,019
Other income                                                              25,449                22,532
                                                                        --------              --------
TOTAL REVENUES                                                           830,942               817,660

BENEFITS AND EXPENSES
Benefits to policyholders:
  Traditional life insurance                                              97,296                95,026
  Interest sensitive and investment products                              45,336                47,882
  Accident and health                                                    414,809               383,869
                                                                        --------              --------
                                                                         557,441               526,777
Policyholder dividends                                                     1,726                 2,034
Amortization of deferred policy acquisition
  costs                                                                   18,254                25,896
Insurance commissions                                                     50,871                51,690
General and administrative expenses                                      165,950               152,305
                                                                        --------              --------
TOTAL BENEFITS AND EXPENSES                                              794,242               758,702
                                                                        --------              --------

INCOME BEFORE INCOME TAXES                                                36,700                58,958

INCOME TAX EXPENSE (BENEFITS)
Current                                                                    9,411                24,104
Deferred                                                                   2,489                (3,451)
                                                                        --------              --------
                                                                          11,900                20,653
                                                                        --------              --------
NET INCOME                                                                24,800                38,305
                                                                        --------              --------
                                                                        --------              --------

OTHER COMPREHENSIVE (LOSS) INCOME:
Unrealized loss on investments                                           (71,083)               (8,104)
                                                                        --------              --------
COMPREHENSIVE (LOSS) INCOME                                             $(48,006)             $ 30,201
                                                                        --------              --------
                                                                        --------              --------

See accompanying notes.

FORTIS BENEFITS INSURANCE COMPANY
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands)
(Unaudited)

                                                                             Three months ended
                                                                                  June 30,
                                                                          1999                 1998
REVENUES
Insurance operations:
  Traditional life insurance premiums                                    $65,461              $64,245
  Interest sensitive and investment product
    policy charges                                                        23,576               21,855
  Accident and health premiums                                           251,812              234,719
                                                                      ----------            ---------
         Total Insurance Revenue                                         340,849              320,819
Net investment income                                                     55,782               60,382
Net realized (losses) gains on investments                                  (990)               2,965
Other income                                                              12,996               11,943
                                                                      ----------            ---------
TOTAL REVENUES                                                           408,638              416,109

BENEFITS AND EXPENSES
Benefits to policyholders:
  Traditional life insurance                                              46,883               45,203
  Interest sensitive and investment products                              21,381               22,638
  Accident and health                                                    201,657              195,419
                                                                      ----------            ---------
                                                                         269,921              263,260
Policyholder dividends                                                       699                1,029
Amortization of deferred policy acquisition
  costs                                                                    9,121               15,553
Insurance commissions                                                     23,261               26,738
General and administrative expenses                                       88,312               79,104
                                                                      ----------            ---------
TOTAL BENEFITS AND EXPENSES                                              391,314              385,684
                                                                      ----------            ---------

INCOME BEFORE INCOME TAXES                                                17,323               30,425

INCOME TAX EXPENSE (BENEFITS)
Current                                                                    5,736               13,094
Deferred                                                                    (618)              (2,428)
                                                                      ----------            ---------
                                                                           5,118               10,666
                                                                      ----------            ---------

NET INCOME                                                                12,205               19,759
                                                                      ----------            ---------
                                                                      ----------            ---------

OTHER COMPREHENSIVE (LOSS) INCOME:
Unrealized gain (loss) on investments                                    (33,684)              (3,469)
                                                                      ----------            ---------
COMPREHENSIVE (LOSS) INCOME                                           $  (21,479)           $  16,290
                                                                      ----------            ---------
                                                                      ----------            ---------

See accompanying notes.

FORTIS BENEFITS INSURANCE COMPANY
STATEMENTS OF CASH FLOW
(In thousands)
(Unaudited)

                                                                               Six months ended
                                                                                  June 30,
                                                                          1999                1998
OPERATING ACTIVITIES

Net income                                                               $24,800             $38,305
Adjustments to reconcile net income to net
  cash provided by operating activities:
Increase in future policy benefit reserves                                42,489              46,090
Increase (decrease)in other policy claims,
     benefits and policyholder dividends payable                           3,291              (7,946)
Provision for deferred federal income taxes                                2,489              (3,451)
Increase in income taxes payable                                           1,611              10,506
Amortization of policy acquisition costs                                  18,254              25,896
Policy acquisition costs deferred                                        (45,003)            (34,388)
Provision for depreciation                                                 4,212               6,798
Amortization of investment discounts, net                                     76              (2,210)
Change in uncollected premiums, accrued investment income,
  reinsurance recoverable, other receivables, other
  assets, debt, accrued expenses, and other liabilities                  (22,079)            (57,532)
Realized gains on investments                                            (12,069)            (41,019)
                                                                        ---------           ---------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                          18,071             (18,951)

INVESTING ACTIVITIES
Purchases of fixed maturity investments                               (1,023,173)         (1,202,720)
Sales or maturities of fixed maturity investments                      1,047,529           1,296,952
Increase in short-term investments                                        (6,664)            (80,632)
Purchase of other investments                                           (217,763)           (167,227)
Sales or maturities of other investments                                 175,582             155,431
Purchase of property and equipment                                          (340)                (83)
                                                                        ---------           ---------
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES                         (24,829)              1,721

FINANCING ACTIVITIES
Activities related to investment products:
  Considerations received                                                131,094             107,035
  Surrenders and death benefits                                         (193,860)           (156,686)
  Interest credited to policyholders                                      20,626              25,593
                                                                        ---------           ---------
NET CASH (USED) BY FINANCING ACTIVITIES                                  (42,140)            (24,058)
                                                                        ---------           ---------
DECREASE IN CASH                                                         (48,898)            (41,288)
Cash and cash equivalents at beginning of period                             668               9,901
                                                                        ---------           ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $(48,230)           $(31,387)
                                                                        ---------           ---------
                                                                        ---------           ---------

See accompanying notes.

FORTIS BENEFITS INSURANCE COMPANY
Notes to Financial Statements
June 30, 1999
(unaudited)

General: The accompanying unaudited financial statements of Fortis Benefits Insurance Company contain all adjustments necessary to present fairly the balance sheet as of June 30, 1999 and the related statement of income for the six and three months ended June 30, 1999 and 1998, and cash flows for the six months ended June 30, 1999 and 1998.

Income tax payments for the six months ended June 30, 1999 and June 30, 1998 were $7,800,000 and $13,598,000, respectively.

The classification of fixed maturity investments is to be made at the time of purchase and, prospectively, that classification is expected to be reevaluated as of each balance sheet date. At June 30, 1999, all fixed maturity and equity securities are classified as available-for-sale and carried at fair value.

The amortized cost and fair values of investments available-for-sale were as follows at June 30, 1999 (in thousands):

                                                                       Gross                  Gross
                                         Amortized                     Unrealized             Unrealized          Fair
                                         Cost                          Gain                   Loss                Value
Fixed Income Securities:
  Governments                          $  105,716                        $   217              $ 1,512          $  104,421
  Public Utilities                        213,193                          1,246                7,593             206,846
  Industrial and
    miscellaneous                       1,801,099                         20,319               36,623           1,784,795
  Other                                   170,267                            629                5,827             165,069
                                       ----------                      ---------              -------          ----------
    Total                               2,290,275                         22,411               51,555           2,261,131
Equity Securities                         173,812                         16,735                3,074             187,473
                                       ----------                      ---------              -------          ----------
                                       $2,464,087                        $38,309              $54,629          $2,447,767
                                       ----------                      ---------              -------          ----------
                                       ----------                      ---------              -------          ----------

FORTIS BENEFITS INSURANCE COMPANY
Notes to Financial Statements
June 30, 1999
(unaudited)

The amortized cost and fair value of fixed maturities at June 30, 1999, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                               Amortized                    Fair
                                                               Cost                         Value
Due in one year or less                                      $   90,630                 $   91,338
Due after one year through
  five years                                                    677,188                    679,529
Due after five years through
  ten years                                                     653,244                    641,499
Due after ten years                                             869,213                    848,765
                                                             ----------                 ----------
                                                             $2,290,275                 $2,261,131
                                                             ----------                 ----------
                                                             ----------                 ----------

Proceeds from sales and maturities of investments in fixed maturities in the six-month period ended June 30, 1999 were $1,047,529,000, and $39,119,000 respectively. Gross gains of $9,882,000 and $21,917,000 and gross losses of $11,344,000 and $3,910,000 were realized on sales during the six month period ended June 30, 1999 and 1998, respectively.

Mortgage Loans: The Company has issued commercial mortgage loans on properties located throughout the country. Currently, approximately 36% of outstanding principal is concentrated in the states of Florida, California and New York. The Company has a diversified loan portfolio with a small average size, which greatly reduces any loss exposure. The Company has established a reserve for mortgage loans.

FORTIS BENEFITS INSURANCE COMPANY
Notes to Financial Statements
June 30, 1999
(unaudited)

Net Investment Income and Realized Gains (Losses) on Investments: Major categories of net investment income and realized gains and losses on investments for the first six months of each year were as follows (in thousands):

                                                     Investment                             Realized Gain (Loss)
                                                      Income                                   on Investments
                                               1999              1998                       1999                1998
                                            -------           -------                    -------             -------
Fixed maturities                           $ 78,475          $ 80,894                   $ (1,463)            $18,007
Preferred stocks                                  7                58                          3                 381
Common stocks                                 3,953             4,605                     13,516              13,099
Mortgage loans on
  real estate                                27,541            29,073                        -                  (123)
Policy loans                                  2,564             2,326                        -                    -
Short-term investments                          480               965                        -                    -
Real estate and other
   investments                                1,271             4,392                         13               9,655
                                            -------           -------                   --------             -------
                                            114,291           122,313                    $12,069             $41,019
Expenses                                      2,902             3,200                   --------             -------
                                            -------           -------                   --------             -------
                                           $111,389          $119,113
                                           --------          --------
                                           --------          --------

APPENDIX A

PERFORMANCE INFORMATION

In advertising and other sales material for the Contracts, yield and total return information for the Subaccounts of the Separate Account may be included. The information below provides investment results for the indicated Subaccounts of the Separate Account. The results shown in this section are not an estimate or guarantee of future investment performance, and do not represent the actual experience of amounts invested by a particular Participant.

Fortis Benefits may advertise its relative performance as compiled by outside organizations. Following is a list of ratings services which may be referred to in advertisements, along with the category in which the applicable Subaccount is included:

PORTFOLIO NAME                     RATING SERVICE                                         CATEGORY
International Stock                Morningstar Publications, Inc.                         Foreign Stock
Subaccount                         Lipper Analytical Services, Inc.                       International Fund
                                   Variable Annuity Research & Data Service               International Stock

Global Growth                      Morningstar Publications, Inc.                         World Stock
Subaccount                         Lipper Analytical Services, Inc.                       Global Fund
                                   Variable Annuity Research & Data Service               International Stock

Global Asset                       Morningstar Publications, Inc.                         International Hybrid
Allocation Subaccount              Lipper Analytical Services, Inc.                       Global Flexible Portfolio
                                   Variable Annuity Research & Data Service               Balanced/International

Aggressive Growth                  Morningstar Publications, Inc.                         Small Growth
Subaccount                         Lipper Analytical Services, Inc.                       Small Cap Fund
                                   Variable Annuity Research & Data Service               Aggressive Growth

Small Cap Value                    Morningstar Publications, Inc.                         Small Value
Subaccount                         Lipper Analytical Services, Inc.                       Small Cap Fund
                                   Variable Annuity Research & Data Service               Small Company Funds

Growth Stock                       Morningstar Publications, Inc.                         Mid Cap Growth
Subaccount                         Lipper Analytical Services, Inc.                       Mid Cap Fund
                                   Variable Annuity Research & Data Service               Growth

Mid Cap Stock                      Morningstar Publications, Inc.                         Mid Cap Blend
Subaccount                         Lipper Analytical Services, Inc.                       Mid Cap Fund
                                   Variable Annuity Research & Data Service               All Equity Funds

Large Cap Growth                   Morningstar Publications, Inc.                         Large Blend
Subaccount                         Lipper Analytical Services, Inc.                       Growth Fund
                                   Variable Annuity Research & Data Service               Growth

Blue Chip Stock                    Morningstar Publications, Inc.                         Large Blend
Subaccount                         Lipper Analytical Services, Inc.                       Growth Fund
                                   Variable Annuity Research & Data Service               Growth

S&P 500 Index                      Morningstar Publications, Inc.                         Large Blend
Subaccount                         Lipper Analytical Services, Inc.                       Index Fund
                                   Variable Annuity Research & Data Service               Growth and Income Funds

Growth & Income                    Morningstar Publications, Inc.                         Mid Cap Blend
Subaccount                         Lipper Analytical Services, Inc.                       Growth & Income
                                   Variable Annuity Research & Data Service               Growth and Income

Value Subaccount                   Morningstar Publications, Inc.                         Large Blend
                                   Lipper Analytical Services, Inc.                       Growth & Income
                                   Variable Annuity Research & Data Service               Equity-Income

Asset Allocation                   Morningstar Publications, Inc .                        Domestic Hybrid
Subaccount                         Lipper Analytical Services, Inc.                       Flexible Portfolio
                                   Variable Annuity Research & Data Service               Balanced

Global Bond                        Morningstar Publications, Inc.                         International Bond
Subaccount                         Lipper Analytical Services, Inc.                       Global Income
                                   Variable Annuity Research & Data Service               International Bonds

High Yield                         Morningstar Publications, Inc.                         High Yield Bond
Subaccount                         Lipper Analytical Services, Inc.                       High Current Yield
                                   Variable Annuity Research & Data Service               Corporate Bond High Yield

Diversified Income                 Morningstar Publications, Inc.                         Intermediate-Term Bond
Subaccount                         Lipper Analytical Services, Inc.                       Corp Debt BBB Rated
                                   Variable Annuity Research & Data Service               Corporate Bond General Funds

U.S. Government                    Morningstar Publications, Inc.                         Intermediate Government
Subaccount                         Lipper Analytical Services, Inc.                       Intermediate U.S. Govt.
                                   Variable Annuity Research & Data Service               Government Bond General Funds

Money Market                       Morningstar Publications, Inc.                         Money Market
Subaccount                         Lipper Analytical Services, Inc.                       Money Market
                                   Variable Annuity Research & Data Service               Money Market

                                     PART C
                                OTHER INFORMATION


Item 24.       FINANCIAL STATEMENT AND EXHIBITS

        a.     Financial Statements included in Part B:

               The following financial statements of Variable Account D:

                    None

               The following financial statements of Fortis Benefits Insurance
               Company:

               Audited Financials:

                    Report of Ernst & Young LLP, independent auditors for Fortis Benefits Insurance Company.

                    Balance Sheets of Fortis Benefits Insurance Company as of December 31, 1998 and 1997.

                    Statements of Income, Statements of Changes in Shareholder's Equity and Statements of Cash Flows of Fortis Benefits Insurance Company for the years ended December 31, 1998, 1997 and 1996.

                    Notes to Financial Statements for Fortis Benefits Insurance Company.

               Unaudited Financials:

                    Balance Sheet for the six months ended at June 30, 1999.

                    Statement of Income for the three months ended June 30, 1999 and June 30, 1998.

                    Statements of Income and Statements of Cash Flow for the six months ended June 30, 1999 and 1998.

                    Notes to Financial Statements for Fortis Benefits Insurance Company.

               There are no financial statements included in Part A.

        b.     Exhibits:

               1. Resolution of the Board of Directors of Fortis Benefits Insurance Company effecting the establishment of Variable Account D (incorporated by reference from Form N-4 of Fortis Benefits and its Variable Account D filed on December 31, 1987, File No. 33-19421).

               2.   Not applicable


               3.   (a)      Form of Principal Underwriter and
                             Administrative Servicing Agreement
                             (incorporated by reference from Form N-4 registration statement, File No.
                             33-73986, filed on January 11, 1994).

                    (b) Form of Amendment to Principal Underwriter and Administrative Servicing Agreement (incorporated by reference from Form N-4 registration statement, File No. 33-73986, filed on January 11, 1994).

                    (c) Form of Dealer Sales Agreement (incorporated by reference from Post- Effective Amendment No. 12 to Form N-4 registration statement of Fortis Benefits and its Variable Account D filed on December 22, 1994, File No. 33-19421).

               4.   (a)      Form of Variable Annuity Contract - filed on
                             June 1, 1999 as a part of this registration statement.


                    (b) Form of Guaranteed Living Benefit Rider - filed on June 1, 1999 as a part of this registration statement.

                    (c) Form of IRA Endorsement (incorporated by reference from Pre-Effective Amendment No. 1 to Form N-4 registration statement of Fortis Benefits and its Variable Account D filed on April 18, 1988).

                    (d) Tax Deferred Annuity Loan Agreement Form (incorporated by reference from Post
                             Effective Amendment No. 9 to Form N-4
                             registration of Fortis Benefits and its
                             Variable Account D statement filed April 29,
                             1993, File No. 33-19421).

                    (e) Form of Section 403(b) Annuity Endorsement (incorporated by reference from Post-Effective Amendment No. 3 to Form N-4 registration statement of Fortis Benefits and its Variable Account D filed on March 1, 1990, File No. 33-19421).

                    (f) Nursing Care/Hospitalization Waiver of Surrender Charge Rider (incorporated by reference from Post-Effective Amendment No. 13 to Form N-4 registration statement of Fortis Benefits and its Variable Account D filed April 27, 1995, File No., 33-19421).

               5.   (a)      Form of Application for Variable Annuity Contract -
                             filed on June 1, 1999 as a part of this
                             registration statement.

                    (b) Annuity Contract Exchange Form (incorporated by reference from Pre-

                             Effective Amendment No. 1 to Form N-4 registration statement of Fortis Benefits and its Variable Account D filed on April 18, 1988, File No. 33-19421).

               6.   (a)      Articles of Incorporation of depositor
                             (incorporated by reference from Form S-6
                             Registration Statement of Fortis Benefits and its Variable Account C filed on March
                             17, 1986, File No. 33-03919).

                    (b) By-laws of depositor (incorporated by reference from Form S-6 Registration Statement of Fortis Benefits and its Variable Account C filed on March 17, 1986, File No. 33-03919).

                    (c) Certificate of Amendment to Articles of Incorporation and By-laws of depositor dated November 21, 1991 (incorporated by reference from Post-Effective Amendment No 6 to Form N-4 registration statement of Fortis Benefits and its Variable Account D filed on March 2, 1992, File No. 33-19421).

               7.   None.

               8.   None.

               9. Opinion and consent of John W. Norton, Esq, as to the legality of the securities being registered (incorporated by reference from Post-Effective Amendment No. 2 to Form N-4 registration statement of Fortis Benefits and its Variable Account D filed on April 28, 1989, File No. 33-19421).

               10.  (a)      Consent of Ernst & Young LLP-- filed herewith.

                    (b) Power of Attorney for Messrs. Freedman and Clayton (incorporated by reference from Form S-6 Registration Statement of Fortis Benefits and its Variable Account C filed on December 17, 1993, File No. 33-73138).

               11.  Not applicable.

               12.  Not applicable.

               13. Schedules of computation of each performance quotation provided in the registration statement pursuant to Item 21 - none.

               14.  Financial Data Schedule --previously filed.

Item 25.       DIRECTORS AND OFFICERS OF FORTIS BENEFITS

The directors, executive officers, and, to the extent responsible for variable annuity operations, other officers of Fortis Benefits are listed below.

        NAME AND PRINCIPAL                    OFFICES WITH DEPOSITOR
         BUSINESS ADDRESS                     ----------------------
        ------------------

        OFFICER-DIRECTOR
        ----------------
        Robert Brian Pollock (2)              President and Chief
                                              Executive Officer

        Benjamin Cutler (5)                   Executive Vice President--Fortis
                                              Healthcare

        Dean C. Kopperud (1)                  Executive Vice President--Fortis
                                              Financial Group



        Michael John Peninger (4)             Senior Vice President - Chief
                                              Financial Officer

        OTHER DIRECTORS
        ---------------

        Allen Royal Freedman (2)              Chairman of the Board

        J. Kerry Clayton (2)

        Arie Aristide Fakkert (3)

        A.W. Feagin (6)

        OTHER OFFICERS

        Peggy L. Ettestad (1)                 Senior Vice President - Life
                                              Operations

        Rhonda J. Schwartz (1)                Vice President and General
                                              Counsel -- Life and Investment
                                              Products

        Jon H. Nicholson (1)                  Senior Vice President -
                                              Annuities

        Melinda S. Urion (1)                  Senior Vice President and Chief
                                              Financial Officer

        Dickson W. Lewis (1)                  Senior Vice President--
                                              Distribution and Marketing



---------------------------

(1)     Address:    Fortis Benefits Insurance Company, P. O. Box 64271, St.
                    Paul, MN 55164.

(2)     Address:    Fortis, Inc., One Chase Manhattan Plaza, New York, NY 10005.

(3)     Address:    Fortis AMEV, Archmideslaan 10, 3584 BA Utrecht, The
                    Netherlands.

(4)     Address:    2323 Grand Avenue, Kansas City, MO 64108.

(5)     Address:    515 West Wells, Milwaukee, WI 53201.

(6)     Address:    230 Wesley Dobbs Ave., Atlanta, GA 30303

Item 26.       PERSONS CONTROLLED BY OR UNDER CONTROL WITH THE DEPOSITOR OR
               REGISTRANT

Variable Accounts C and D of Fortis Benefits Insurance Company are separate accounts of Fortis Benefits. These separate accounts, certain separate accounts assumed from St. Paul Life Insurance Company, and Fortis Series Fund, Inc. may be deemed to be controlled by Fortis Benefits, although Fortis Benefits follows voting instructions of variable insurance contract owners with respect to voting on certain important matters in connection with these entities. All of these entities are created under Minnesota law and are the funding media for variable life insurance and annuity contracts issued or assumed by Fortis Benefits.

The chart indicating the persons controlled by or under common control with Fortis Benefits is hereby incorporated by reference from the response to Item 26 in Post-Effective Amendment No. 24 to the Form N-4 registration statement of Fortis Benefits and its Variable Account D filed on April 28, 1994, File No. 33-37577. Fortis Benefits has no subsidiaries.

Item 27.       NUMBER OF CONTRACT OWNERS

        As of August 1, 1999 there were no Contract owners.

Item 28.       INDEMNIFICATION

Pursuant to the Principal Underwriter and Administrative Servicing Agreement filed as Exhibit 3(a) and (b) to this Registration Statement and incorporated by this reference, Fortis Benefits has agreed to indemnify Fortis Investors (and its agents, employees, and controlling persons) for damages and expenses arising out of certain material misstatements and omissions in connection with the offer and sale of the Contracts, unless the misstatement or omission was based on information supplied by Fortis Investors; provided, however, that no such indemnity will be made to Fortis Investors or its controlling persons for liabilities to which they would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of reckless disregard of their obligations under such agreement. This indemnity could apply to certain directors, officers or controlling persons of the Separate Account by virtue of the fact that they are also agents, employees or controlling persons of Fortis Investors. Pursuant to the Principal Underwriter and Servicing Agreement, Fortis Investors has agreed to indemnify Variable Account D, Fortis Benefits, and each of its officers, directors and controlling persons for damages and expenses (1) arising out of certain material misstatements and omissions in connection with the offer and sale of the Contracts, if the misstatement or omission was based on information furnished by Fortis Investors or (2) otherwise arising out of Fortis Investors' negligence, bad faith, willful misfeasance or reckless disregard of its responsibilities. Pursuant to its Dealer Sales Agreements, a form of which is filed as Exhibit 3
(c) and (d) to this registration statement and is incorporated herein by this reference, firms that sell the Contracts agree to indemnify Fortis Benefits, Fortis Investors, the Separate Account, and their officers, directors, employees, agents, and controlling persons from liabilities and expenses arising out of the wrongful conduct or omissions of said selling firm or its officers, directors, employees, controlling persons or agents.

Also, Fortis Benefit's By-Laws (see Article VI, Section 5 thereof, which is incorporated herein by reference from Exhibit 6(b) to this Registration Statement) provide for indemnity and payment of expenses of Fortis

Benefit's officers, directors and employees in connection with certain legal proceedings, judgments, and settlements arising by reason of their service as such, all to the extent and in the manner permitted by law. Applicable Minnesota law generally permits payment of such indemnification and expenses in a civil proceeding if it appears that the person seeking indemnification has acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of Fortis Benefits and if such person has received no improper personal benefit, or in a criminal proceeding if the person seeking indemnification also has no reasonable cause of believe his conduct was unlawful.

Insofar as indemnification for any liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Fortis Benefits or the Separate Account pursuant to the foregoing provisions, or otherwise, Fortis Benefits and the Separate Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Fortis Benefits of expenses incurred or paid by a director, officer or controlling person of Fortis Benefits or the Separate Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, Fortis Benefits will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.       PRINCIPAL UNDERWRITERS

        (a) Fortis Investors, Inc. is the principal underwriter for Variable Account D. Fortis Investors, Inc. also acts as the principal underwriter for the following registered investment companies (in addition to Variable Account D and Fortis Series Fund, Inc.):
               Variable Account C of Fortis Benefits, Variable Account A of First Fortis Life Insurance Company, Fortis Advantage Portfolios, Inc., Fortis Equity Portfolios, Inc., Fortis Growth Fund, Inc., Fortis Fiduciary Fund, Inc., Fortis Tax-Free Portfolios, Inc., Fortis Money Portfolios, Inc., Fortis Income Portfolios, Inc., Fortis Worldwide Portfolios, Inc., and Special Portfolios, Inc.

        (b) The following table sets forth certain information regarding the officers and directors of the principal underwriter, Fortis Investors, Inc.:


        NAME AND PRINCIPAL                    POSITIONS AND OFFICES
         BUSINESS ADDRESS                        WITH UNDERWRITER
        -------------------                   ---------------------
        Roger W. Arnold *                     Sr. Vice President

        Robert W. Beltz, Jr.*                 Vice President and Director

        Jeffrey R. Black *                    Business Development and
                                              Sales Desk Officer

        Mark C. Cadalbert*                    Compliance Officer

        Tamara L. Fagely*                     Vice President



        Dawn Gores*                           Marketing Officer

        Joanne M. Herron*                     Assistant Treasurer

        John E. Hite*                         Secretary and
                                              Vice President


        Carol M. Houghtby*                    Vice President, Treasurer and
                                              Director

        Dean C. Kopperud*                     President and Director

        Christine D. Pawlenty *               Custom Solutions Group Officer

        Mary B. Petersen *                    2nd Vice President

        Jennifer R. Relien*                   Assistant Secretary



------------------------
*       Address: 500 Bielenberg Drive, Woodbury, Mn 55125.

        (c)   None

Item 30.       LOCATION OF ACCOUNTS AND RECORDS

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 and 31a-3 thereunder are maintained by Fortis Benefits Insurance Company, Fortis Investors, Inc. and Fortis Advisers, Inc., at 500 Bielenberg Drive, Woodbury, Minnesota 55125.

Item 31.       MANAGEMENT SERVICES

        None.

Item 32.       UNDERTAKINGS

The Registrant hereby undertakes:

        (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

        (b) to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a toll-free phone number, postcard, or similar written communication affixed to or included in the Prospectus that the applicant can call or remove to send for a Statement of Additional Information;

        (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.



Fortis Benefits Insurance Company represents:

        (a) that the fees and charges imposed under the provisions of the Contract covered by this registration statement, in the aggregate, are reasonable in relation to the services to be rendered by the Registrant associated with the Contracts, the expenses to be incurred by the Registrant associated with the Contracts, and the risks assumed by the Registrant associated with the Contracts.

The Registrant intends to rely on the no-action response dated November 28, 1988 from Ms. Angela C. Goelzer of the Commission staff to the American Council of Life Insurance concerning the redeemability of Section 403(b) annuity contracts and the Registrant has complied with the provisions of paragraphs (1) - (4) thereof.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this amended Registration Statement to be signed on its behalf in the City of St. Paul, State of Minnesota on this 19th day of August, 1999.

                                VARIABLE ACCOUNT D OF
                                FORTIS BENEFITS INSURANCE COMPANY
                                (Registrant)

                                By: FORTIS BENEFITS INSURANCE COMPANY

                                By:     /s/
                                    --------------------------------------
                                         Robert Brian Pollock, President

                                FORTIS BENEFITS INSURANCE COMPANY

                                By:     /s/
                                    --------------------------------------
                                         Robert Brian Pollock, President

As required by the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons, in the capacities indicated, on August 19, 1999.

Signature                                      Title With Fortis Benefits
---------                                      --------------------------

*
 ------------------------
 Allen R. Freedman                             Chairman of the Board

*
 ------------------------                      Director
 J. Kerry Clayton

-------------------------                      Director
 Arie Aristide Fakkert

------------------------                       Director
 Alan W. Feagin

   /s/
-------------------------                      Director
 Dean C. Kopperud

   /s/
-------------------------                      President and Director (Chief
 Robert Brian Pollock                          Executive Officer)

   /s/
-------------------------                      President - Group Non-Medical
 Michael John Peninger                         and Director

   /s/
-------------------------                      Treasurer (Principal Accounting
Larry M. Cains                                 Officer and Principal Financial
                                               Officer)

*By:  /s/
    ------------------------
         Robert Brian Pollock
         Attorney-in-Fact

                                  Exhibit Index


EXHIBIT NO.

         10(a)   Consent of Independent Auditors